UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 25, 2021

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	1-39245	84-3755666
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two Pennsylvania Plaza, New York, New York	10121
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 465-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	MSGE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On March 25, 2021, Madison Square Garden Entertainment Corp., a Delaware corporation (“MSG Entertainment”), MSG Networks Inc., a Delaware corporation (“MSG Networks”), and Broadway Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of MSG Entertainment (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The board of directors of MSG Entertainment (“MSGE Board”) approved, adopted and declared advisable the Merger Agreement upon the recommendation of a special committee of independent directors of the MSGE Board (“MSGE Special Committee”).

The Merger.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into MSG Networks (the “Merger”), with MSG Networks surviving the Merger as a wholly-owned direct subsidiary of MSG Entertainment. Subject to the terms and conditions of the Merger Agreement, at the time at which the Merger becomes effective (the “Effective Time”), each holder of record of a share of Class A common stock, par value $0.01 per share, of MSG Networks (“MSGN Class A Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, will be converted into the right to receive a number of shares of Class A common stock, par value $0.01 per share, of MSG Entertainment (“MSGE Class A Common Stock”) equal to such number of shares of MSGN Class A Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share (such number of shares of MSGE Class A Common Stock, the “Class A Merger Consideration”), and each holder of record of a share of Class B common stock, par value $0.01 per share, of MSG Networks (“MSGN Class B Common Stock” and, together with MSGN Class A Common Stock, the “MSGN Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, will be converted into the right to receive a number of shares of Class B common stock, par value $0.01 per share, of MSG Entertainment (“MSGE Class B Common Stock” and, together with the MSGE Class A Common Stock, the “MSGE Common Stock”) equal to such number of shares of MSGN Class B Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share (such number of shares of MSGE Class B Common Stock, the “Class B Merger Consideration”).

Conditions to the Merger.

The consummation of the Merger is subject to certain conditions, including: (i) adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding MSGN Common Stock, voting together as a single class; (ii) approval of the issuance by MSG Entertainment of the MSGE Common Stock to be issued in connection with the Merger (the “Share Issuance”) by (a) the holders of a majority of the total votes of the shares of MSGE Common Stock cast on the matter and (b), with respect to the issuance of shares of MSGE Class B Common Stock in the Share Issuance as Class B Merger Consideration, the holders of not less than 66 2/3% of the voting power of the outstanding shares of MSGE Class B Common Stock, voting separately as a class; (iii) the listing on the New York Stock Exchange of the MSGE Class A Common Stock issuable as Class A Merger Consideration; (iv) receipt of certain governmental and other approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (v) the absence of any law or order prohibiting the consummation of the Merger; (vi) the effectiveness of the registration statement on Form S-4 to register the MSGE Class A Common Stock to be issued as Class A Merger Consideration in the Merger; (vii) the accuracy of the representation and warranties of the parties (subject to customary materiality qualifiers); (viii) each party’s performance in all material respects of its obligations contained in the Merger Agreement; (ix) the absence of any material adverse effect (as defined in the Merger Agreement) on MSG Entertainment or MSG Networks since the date of the Merger Agreement; and (x) the receipt by each party from the other party of a required tax representation letter to the extent required by the Merger Agreement.

Termination Rights.

The Merger Agreement contains certain customary termination rights for MSG Entertainment and MSG Networks, including, without limitation, if the Merger is not consummated on or before December 20, 2021 (the “Outside Date”). Upon the termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the MSGE Board (or the MSGE Special Committee) or the board of directors (or special committee of the board of directors) of MSG Networks or (ii) the termination by MSG Entertainment or MSG Networks in order to accept a superior proposal (as defined in the Merger Agreement) with respect to an alternative transaction, MSG Networks will be required to pay MSG Entertainment a termination fee of $18,900,000 or MSG Entertainment will be required to pay MSG Networks a termination fee of $21,200,000, respectively.

Representations, Warranties and Covenants.

MSG Entertainment, MSG Networks and Merger Sub have each made customary representations, warranties and covenants in the Merger Agreement, including covenants not to solicit alternative transactions and, subject to certain exceptions, not to participate in discussions or negotiations regarding, or furnish non-public information in connection with, a proposal or offer with respect to an alternative transaction. Until the Effective Time, each of MSG Entertainment, MSG Networks and Merger Sub has agreed to operate its business in the ordinary course of business consistent with past practice in all material respects, subject to certain exceptions including in respect of COVID-19 measures and has agreed to certain other restrictive covenants.

The Merger Agreement also provides that, upon the closing of the Merger, a current director of MSG Networks elected by the holders of MSGN Class A Common Stock, to be designated by the MSGN Board, will be appointed as a director of MSG Entertainment elected by holders of MSGE Class A Common Stock. Such individual will be nominated for election to the MSGE Board as a director to be elected by holders of MSGE Class A Common Stock upon the expiration of his or her initial term of office.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about MSG Entertainment, MSG Networks or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by MSG Entertainment or MSG Networks. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K and Forms 10-Q filed and to be filed by MSG Entertainment or MSG Networks, the Form S-4 containing a joint proxy statement/prospectus to be filed by MSG Entertainment and MSG Networks in connection with the Merger, and other documents that the parties file with the Securities and Exchange Commission (“SEC”). Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of MSG Entertainment, MSG Networks or any of their respective subsidiaries, affiliates or businesses.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Voting Agreements

On March 25, 2021, MSG Entertainment and the holders of all outstanding shares of MSGN Class B Common Stock (the “Principal MSGN Stockholders”) entered into a voting agreement (the “MSGN Voting Agreement”), to which MSG Networks is an intended third party beneficiary, pursuant to which the Principal MSGN Stockholders agreed, among other things and subject to the terms and conditions set forth in the MSGN Voting Agreement, to vote their shares of MSGN Common Stock in favor of the adoption of the Merger Agreement. In addition, MSG Networks and the holders of all outstanding shares of MSGE Class B Common Stock (the “Principal MSGE Stockholders”) entered into a voting agreement (the “MSGE Voting Agreement”), to which MSG Entertainment is an intended third party beneficiary, pursuant to which the Principal MSGE Stockholders agreed to vote their shares of MSGE Common Stock in favor of the approval of the Share Issuance.

The foregoing descriptions of the MSGN Voting Agreement and MSGE Voting Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full texts of the MSGN Voting Agreement and MSGE Voting Agreement, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks intend to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. MSG Entertainment and MSG Networks may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Certain information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of March 25, 2021, by and among MSG Entertainment, MSG Networks and Merger Sub.*

10.1	MSG Networks Voting and Support Agreement, dated as of March 25, 2021, by and among MSG Entertainment and certain stockholders of MSG Networks that are signatories thereto.

10.2	MSG Entertainment Voting and Support Agreement, dated as of March 25, 2021, by and among MSG Networks and certain stockholders of MSG Entertainment that are signatories thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Pursuant to Item 601(a)(5) of Regulation S-K, certain exhibits and schedules have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MADISON SQUARE GARDEN ENTERTAINMENT CORP.
(Registrant)

By:	/s/ Andrew Lustgarten
Name:	Andrew Lustgarten
Title:	President

Dated: March 26, 2021

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

BROADWAY SUB INC.

and

MSG NETWORKS INC.

Dated as of MARCH 25, 2021

i

ANNEXES, EXHIBITS AND SCHEDULES

Annex I	Index of Defined Terms

Exhibit A	Surviving Company Certificate of Incorporation

Exhibit B	Surviving Company By-laws

Exhibit C	Form of the Voting and Support Agreements

Exhibit D	Form of Parent Tax Representation Letter

Exhibit E	Form of Company Tax Representation Letter

Parent Disclosure Schedule

Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 25, 2021, is entered into by and among Madison Square Garden Entertainment Corp., a Delaware corporation (“Parent”), Broadway Sub Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Merger Sub”) and MSG Networks Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties hereto intend that Parent will acquire the Company by means of a merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent;

WHEREAS, the Special Committee of the board of directors of the Company (the “Company Special Committee”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than Parent, the Principal Stockholders (as defined below) and their respective affiliates) and (ii) recommended that the board of directors of the Company (the “Company Board”) adopt resolutions approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby and recommending that this Agreement be adopted by the stockholders of the Company.

WHEREAS, the Company Board (acting upon the recommendation of the Company Special Committee) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than Parent, the Principal Stockholders and their respective affiliates), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) resolved to recommend that this Agreement be adopted by the stockholders of the Company.

WHEREAS, the Special Committee of the board of directors of Parent (the “Parent Special Committee”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Parent and (ii) recommended that the board of directors of Parent (the “Parent Board”) adopt resolutions approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby and recommending that the Share Issuance (as defined herein) be approved by the stockholders of Parent.

WHEREAS, the Parent Board (acting upon the recommendation of the Parent Special Committee) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Parent, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) resolved to recommend that the Share Issuance be approved by the stockholders of Parent.

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to Parent’s and the Company’s respective willingness to enter into this Agreement, certain stockholders of each of the Company and Parent (the “Principal Stockholders”) are entering into a voting agreement with Parent, dated as of the date of this Agreement (the “Parent Voting and Support Agreement”) and a voting agreement with the Company, dated as of the date of this Agreement (the “Company Voting and Support Agreement” and together with the Parent Voting and Support Agreement and this Agreement, the “Transaction Agreements”), in the forms attached hereto as Exhibit C, pursuant to which, among other things, the Principal Stockholders have agreed to vote all shares of Company Common Stock and Parent Common Stock beneficially owned by them to approve this Agreement and take certain other actions in furtherance of the Merger, in each case subject to the conditions provided for in the Transaction Agreements.

WHEREAS, the parties hereto intend that, for U.S. federal income tax purposes, (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, the Company and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

WHEREAS, the parties hereto also intend this Agreement to be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

SECTION 1.2 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m. New York City time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.4 Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

SECTION 1.5 Certificate of Incorporation and By-laws. At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended in the form attached hereto as Exhibit A, and as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the by-laws in the form attached hereto as Exhibit B shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.6 Directors and Officers of Surviving Company and Company Subsidiaries. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the certificate of incorporation and by-laws of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the certificate of incorporation and by-laws of the Surviving Company. To the extent requested by Parent at least ten Business Days prior to the Effective Time, the Company shall use its commercially reasonable efforts to cause the applicable officers and directors of each Company Subsidiary (or those Company Subsidiaries so specified by Parent) to tender their resignations as officers or directors of the applicable Company Subsidiaries, effective as of the Effective Time, and to deliver to Parent written evidence of such resignations (to be effective as of the Effective Time) prior to the Effective Time.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;

EXCHANGE OF CERTIFICATES

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or Merger Sub Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, in Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates, if any, representing shares of Merger Sub Common Stock and non-certificated shares of Merger Sub Common Stock held in book entry shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Conversion of Company Common Stock. Subject to Section 2.2:

(i) Each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be automatically, and without any election on the part of the holder of Company Class A Common Stock, converted into the right to receive a number of fully paid and non-assessable shares of Parent Class A Common Stock such that each holder of record of shares of Company Class A Common Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of Parent Class A Common Stock equal to the product of (x) the total number of shares of Company Class A Common Stock held of record by such holder immediately prior to the Effective Time, multiplied by (y) the Class A Exchange Ratio, with such product rounded up to the next whole share of Parent Class A Common Stock (the “Class A Merger Consideration”), and each such share of Company Class A Common Stock, when so converted, shall cease to be outstanding and shall cease to exist, and each (A) valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Class A Common Stock (each, a “Class A Certificate”) or (B) non-certificated share of Company Class A Common Stock held in book entry (each, a “Class A Book-Entry Share”) shall, upon the Effective Time, represent the right to receive the Class A Merger Consideration and the right to receive any dividends or other distributions to which holders become entitled upon the surrender of such Class A Certificate or such Class A Book-Entry Share in accordance with Section 2.2, without interest.

(ii) Each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be automatically, and without any election on the part of the holder of Company Class B Common Stock, converted into the right to receive a number of fully paid and non-assessable shares of Parent Class B Common Stock such that each holder of record of shares of Company Class B Common Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of Parent Class B Common Stock equal to the product of (x) the total number of shares of Company Class B Common Stock held of record by such holder immediately prior to the Effective Time, multiplied by (y) the Class B Exchange Ratio, with such product rounded up to the next whole share of Parent Common Stock (the “Class B Merger Consideration”), and each such share of Company Class B Common Stock, when so converted, shall cease to be outstanding and shall be automatically canceled and shall cease to exist, and each (A) valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Class B Common Stock (each, a “Class B Certificate”) or (B) non-certificated share of Company Class B Common Stock held in book entry (each, a “Class B Book-Entry Share”) shall, upon the Effective Time, represent the right to receive the Class B Merger Consideration and the right to receive any dividends or other distributions to which holders become entitled upon the surrender of such Class B Certificate or Class B Book-Entry Share in accordance with Section 2.2, without interest.

(iii) Each Excluded Share shall, at the Effective Time, be canceled, and no payment shall be made with respect thereto; provided, that any Excluded Share held by any Subsidiary of either the Company or the Parent immediately prior to the Effective Time shall be converted into such number of shares of common stock of the Surviving Company such that each such Subsidiary owns the same percentage of the Surviving Company immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

SECTION 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration as promptly as practicable after the Effective Time. At or prior to the Closing, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock (other than Excluded Shares) for exchange in accordance with this Article II through the Exchange Agent, the number of shares of Parent Class A Common Stock and Parent Class B Common Stock sufficient to deliver the aggregate Merger Consideration. All such Parent Common Stock deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.”

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but no later than three (3) Business Days thereafter), Parent shall, or shall cause the Exchange Agent to, mail to each holder of record of Company Common Stock (other than holders of only Excluded Shares) (i) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to any shares evidenced by Certificates or any Book-Entry Shares shall pass, only upon (A) with respect to shares evidenced by Certificates, delivery of the Certificates (or affidavits of loss in lieu thereof) and (B) with respect to Book-Entry Shares, upon proper delivery of any “agent’s message” regarding the book-entry transfer of such Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, in each case, which shall be in a form finalized prior to the Effective Time and have such other provisions as Parent may specify subject to the Company’s reasonable approval.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of such Certificate for cancellation to the Exchange Agent (or an affidavit of loss in lieu thereof), in the case of shares of Company Common Stock represented by a Certificate, or (ii) the receipt of an “agent’s message” by the Exchange Agent, in the case of Book-Entry Shares and, in each case, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.1(b) and (B) any dividends or other distributions which the holder has the right to receive pursuant to Section 2.2(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock pursuant to Section 2.1(b) and any dividends or other distributions which the holder has the right to receive pursuant to Section 2.2(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if the relevant share of Company Common Stock is a Book-Entry Share, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents reasonably required by the Exchange Agent to evidence and effect such transfer and by evidence reasonably satisfactory to the Exchange Agent and Parent that any applicable stock transfer or similar Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.2(c), each share of Company Common Stock (other than Excluded Shares), and any Certificate or Book-Entry Share with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to this Section 2.2(c) (and any dividends or other distributions pursuant to Section 2.2(d)). No interest shall be paid or shall accrue on any cash payable, if applicable, upon surrender of any Certificate or Book-Entry Share.

(d) Treatment of Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share, until the surrender or transfer of such Certificate or Book-Entry Share in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender or transfer of any such Certificate or Book-Entry Share, such holder shall be paid, without interest (i) at the time of such surrender or transfer, the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable as of the date of such surrender or transfer with respect to the Parent Common Stock into which the shares represented by such Certificate or such Book-Entry Shares have been converted as of the Effective Time pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to the Parent Common Stock into which the shares represented by such Certificate or such Book-Entry Shares have been converted as of the Effective Time pursuant to this Agreement.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock and any dividends or other distributions to which holders become entitled in respect of the issued shares of Parent Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock or Book-Entry Shares (other than Excluded Shares) are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged for the Merger Consideration as provided in this Article II.

(f) No Fractional Shares. No fractional shares of Parent Common Stock (or certificates or scrip representing them) shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(b). For the avoidance of doubt, no Person that is not a record holder of Company Class A Common Stock or Company Class B Common Stock will be entitled hereunder to have any fractional shares of Parent Common Stock rounded up (and such rounding shall only apply with respect to shares of Company Class A Common Stock and/or Company Class B Common Stock held of record by any such record holder), and none of Parent, the Company or Merger Sub shall have any obligation pursuant to Section 2.1(b)(i) or Section 2.1(b)(ii) with respect to any Person that is not a record holder of Company Class A Common Stock or Company Class B Common Stock, respectively (or with respect to any shares of Company Class A Common Stock or Company Class B Common Stock, respectively, held in any manner other than as shares held of record by such record holder).

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one hundred and eighty (180) days after the Effective Time shall be delivered to Parent and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares as of immediately prior to such date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of Parent, Merger Sub, the Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

SECTION 2.3 Treatment of Company Equity Awards.

(a) Company Stock Options. Each Company Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent Stock Option to purchase (i) that number of shares of Parent Class A Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of Company Class A Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Class A Exchange Ratio, (ii) at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Class A Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (B) the Class A Exchange Ratio; provided that for each Company Stock Option subject to performance vesting conditions that is outstanding on the date of this Agreement and that remains outstanding at the Effective Time, (x) the number of shares of Company Class A Common Stock used in clause (i)(A) of this sentence shall be equal to the number of shares of Company Class A Common Stock that would be subject to such Company Stock Option assuming the performance conditions applicable thereto were achieved at 100% of target and (y) each such Company Stock Option shall convert to a Parent Stock Option with time-based vesting conditions for the remainder of the applicable performance period. Except as otherwise provided in this Section 2.3(a), each such Parent Stock Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Option immediately prior to the Effective Time.

(b) Company RSU Awards. Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent RSU Award with respect to a number of shares of Parent Class A Common Stock (rounded up or down to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of Company Class A Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (ii) the Class A Exchange Ratio; provided that for each Company RSU Award subject to performance vesting conditions that is outstanding on the date of this Agreement and that remains outstanding at the Effective Time, (x) the number of shares of Company Class A Common Stock used in clause (i) of this sentence shall be equal to the number of shares of Company Class A Common Stock that would be subject to such Company RSU Award assuming the performance conditions applicable thereto were achieved at 100% of target and (y) each such Company RSU Award shall convert to a Parent RSU Award with time-based vesting conditions for the remainder of the applicable performance period. Except as otherwise provided in this Section 2.3(b), each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(c) Taxes. Notwithstanding any other provision of this Agreement, all Company Equity Awards shall be treated in a manner so as not to result in the incurrence of a penalty tax under Section 409A of the Code. To the extent applicable, transactions with respect to Company Equity Awards shall be subject to the withholding requirements as provided in Section 2.2(i).

(d) Company Actions. At or prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall pass resolutions and take any actions which are necessary to effect the foregoing provisions of this Section 2.3. In accordance with this Section 2.3, as of the Effective Time, each holder of a Company Equity Award shall cease to have any rights with respect to shares of Company Class A Common Stock, and the Company shall take all actions necessary to ensure that from and after the Effective Time, none of Parent or any of its Affiliates will be required to deliver shares of Company Class A Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any Company Equity Awards.

(e) Parent Actions. As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Class A Common Stock to be registered and issuable under the Parent Stock Plan with respect to the Parent Equity Awards to be issued pursuant to Section 2.3(a) and Section 2.3(b), Parent shall prepare and file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Class A Common Stock subject to the Parent Equity Awards to be issued pursuant to Section 2.3(a) and Section 2.3(b).

SECTION 2.4 Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent represents and warrants to the Company that the statements contained in this Article III are true and correct except as set forth (i) in the Parent SEC Documents filed and publicly available after March 17, 2020, through at least one (1) Business Day prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding, in each case, any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than historical facts included therein) or (ii) in the Parent Disclosure Schedule.

SECTION 3.1 Organization, Standing and Power. Each of Parent and each Subsidiary of Parent (collectively, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (“Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 3.2 Significant Subsidiaries of Parent. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Significant Subsidiaries of Parent have been duly authorized, validly issued, fully paid and non-assessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws and except where the failure to be so duly authorized, validly issued, fully paid and non-assessable and owned, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 3.3 Capital Structure.

(a) The authorized capital stock of Parent consists of 120,000,000 shares of Parent Class A Common Stock, 30,000,000 shares of Parent Class B Common Stock and 15,000,000 shares of Parent Preferred Stock. At the close of business on March 19, 2021: (i) 19,618,324 shares of Parent Class A Common Stock were issued and outstanding; (ii) 4,529,517 shares of Parent Class B Common Stock were issued and outstanding; (iii) no shares of Parent Preferred Stock were issued and outstanding; (iv) no shares of Parent Class A Common Stock were held by Parent in its treasury; (v) 93,826 shares of Parent Class A Common Stock were issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable) that are subject only to time-based vesting restrictions; (vi) no shares of Parent Class A Common Stock were issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable) that are subject to performance-based vesting restrictions assuming performance is achieved at the maximum level; (vii) 543,068 shares of Parent Class A Common Stock were issuable upon settlement of outstanding Parent RSU Awards that provide a fixed number of shares on settlement; (viii) 525,297 shares of Parent Class A Common Stock were issuable upon settlement of outstanding Parent RSU Awards that provide a number of shares on settlement determined by achievement of performance-based vesting restrictions assuming performance is achieved at the maximum level; and (ix) 1,879,230 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent Stock Plans. Except as set forth in this Section 3.3(a), at the close of business on March 19, 2021, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on March 19, 2021, to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Class A Common Stock upon the exercise of Parent Stock Options or upon the settlement of Parent RSU Awards, in each case, outstanding at the close of business on March 19, 2021, and in accordance with their terms in effect at such time.

(b) All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or settlement of Parent Equity Awards will be, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Amended and Restated Certificate of Incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”), the Amended By-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”) or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock issuable as Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-laws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 3.3 or pursuant to the terms of this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any (i) capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary; (ii) warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary; or (iii) rights issued by, or other obligations of, Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of Parent Capital Stock or the capital stock of any Parent Subsidiary. Other than (A) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (C) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are no outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (collectively, the “Parent Voting Debt”).

(c) Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

(d) As of the date hereof, neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

SECTION 3.4 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions, subject to the receipt of the Parent Stockholder Approval and to the approval of this Agreement by Parent as the sole stockholder of Merger Sub. The Parent Special Committee has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of Parent and (ii) recommended that the Parent Board adopt resolutions approving, adopting and declaring advisable this Agreement and the Transactions and, subject to Section 5.4(d), recommending that the issuance of the Parent Common Stock in connection with the Merger (the “Share Issuance”) be approved by the stockholders of Parent. The Parent Board (acting upon the recommendation of the Parent Special Committee) has (A) determined that this Agreement and the Transactions are fair to and in the best interests of Parent, (B) approved, adopted and declared advisable this Agreement and the Transactions and (C) resolved, subject to Section 5.4(d), to recommend that the Share Issuance be approved by the stockholders of Parent (the “Parent Recommendation”). The Merger Sub Board has (I) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, (II) approved, adopted and declared advisable this Agreement and the Transactions and (III) resolved to recommend that this Agreement be adopted by Parent in its capacity as the sole stockholder of Merger Sub. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (x) the approval of the Share Issuance by the affirmative vote of the holders of a majority of the total votes of shares of Parent Common Stock cast, in person or by proxy, at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”) (or any adjournment thereof), as required by Section 312.03 of the NYSE Listed Company Manual, (y) the approval of the shares of Parent Class B Common Stock to be issued in the Share Issuance as Class B Merger Consideration by the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of Parent Class B Common Stock, voting separately as a class, pursuant to Article Fourth, Section A.III(a) of the Parent Charter (clauses (x) and (y), together, the “Parent Stockholder Approval”) and (z) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Anti-Takeover Statutes.

(i) Parent is, and has been at all times since the date that is three years prior to the date of this Agreement, an “Interested Stockholder” (as defined in Section 203 of the DGCL) of the Company.

(ii) Assuming the accuracy of the representations in Section 4.4(b)(i), the restrictions of Section 203 of the DGCL will not be applicable to the Company, Parent or Merger Sub with respect to this Agreement or the Transactions. No anti-takeover, moratorium, fair price, control share, interested shareholder or similar Law (an “Anti-Takeover Statute”) is, or at the Effective Time will be, applicable to Parent or Merger Sub with respect to this Agreement or the Transactions.

SECTION 3.5 No Conflicts; Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Transactions will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent By-laws or the comparable charter or organizational documents of any Parent Subsidiary (assuming that the Parent Stockholder Approval is obtained); (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any Contract (other than a Parent Plan) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.5(b), any Law or Order, in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) No Consent of a Governmental Authority is required with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i)(A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the registration statement on Form S-4 in connection with the issuance by Parent of the Merger Consideration, in which the

Joint Proxy Statement will be included as a prospectus (the “Form S-4”) and (C) the filing with the SEC of such reports and other filings under, and such other compliance with the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement or the Transactions; (ii) compliance with and filings under the HSR Act or Regulatory Laws of other applicable jurisdictions; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock as Merger Consideration; (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the shares of Parent Class A Common Stock to be issued as Merger Consideration; and (vi) such other matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 3.6 SEC Documents; Undisclosed Liabilities.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since March 17, 2020 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Parent SEC Document and (ii) did not, at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Parent’s consolidated audited balance sheet as of June 30, 2020 (or the notes thereto) as included in the Filed Parent SEC Documents, (ii) for liabilities and obligations incurred since June 30, 2020, in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(d) Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications were true and accurate as of the date made.

(e) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of Parent.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in the Parent’s or such Parent Subsidiary’s published financial statements or the Parent SEC Documents.

(h) Since March 17, 2020, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

SECTION 3.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the

Joint Proxy Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.8 Absence of Certain Changes or Events. Since June 30, 2020, through the date of this Agreement, (a) the business of Parent and the Parent Subsidiaries has been conducted in the ordinary course in all material respects and (b) there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 3.9 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary (i) has timely filed or caused to be timely filed, taking into account any extensions, all Tax Returns required to be filed by it and such Tax Returns are true, correct and complete, and (ii) has timely paid all Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b) Parent and each Parent Subsidiary has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c) No claim has been made in the past six (6) years by a Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that Parent or such Parent Subsidiary is or may be subject to Taxes in such jurisdiction.

(d) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of any Taxes or Tax matters of Parent or any Parent Subsidiary.

(e) None of Parent or any Parent Subsidiary has extended or waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes, which waiver or extension is currently in effect.

(f) There are no Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary, except for statutory Liens for Taxes not yet due and payable.

(g) Since September 30, 2015, none of Parent or any Parent Subsidiary (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which Parent is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (iii) has any liability for Taxes of any Person (other than Parent and the Parent Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor.

(h) Within the past two years, none of Parent or any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i) None of Parent or any Parent Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or a similar provision of state, local or foreign law).

(j) As of the date of this Agreement, Parent believes that it will be able to provide the Parent Tax Representation Letter at the Closing.

SECTION 3.10 Employee Matters.

(a) With respect to each material Parent Plan, Parent has furnished or made available to the Company, to the extent applicable: (i) a complete and accurate copy of the plan document or, if an individual agreement, a form thereof; (ii) the most recent annual report, financial statement and actuarial valuation; (iii) a copy of all material filings with or reports to any Governmental Authority for the plan year immediately preceding this Agreement; and (iv) the most recent determination letter. No Parent Plan provides benefits or compensation solely to any employees or other service providers who reside or provide services outside of the United States. None of Parent, any of the Parent Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, participates in or contributes to or in the past six (6) years has sponsored, maintained, participated in or contributed to any U.S. Pension Plan or any Plan that provides for post-termination or post-retirement health, medical or life insurance benefits, except as may be required by applicable Law.

(b) Except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) since March 17, 2020, each of the Parent Plans has been operated and maintained in material compliance in accordance with its terms and all applicable Law, (ii) there are no material Actions, investigations or audits pending, or, to the Knowledge of Parent, threatened, by any party, including any Governmental Authority, relating to any Parent Plan other than routine claims for benefits, (iii) all employer and employee contributions required by applicable Law or by the terms of each Parent Plan have been timely made, or, if applicable, accrued, in accordance with normal accounting practices and (iv) each Parent Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Each Parent Plan that is intended to be “qualified” under Section 401(a) of the Code is so qualified and, to the Knowledge of Parent, no event has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Plan (or the tax-exempt status of any related trust).

(c) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could reasonably (either alone or in combination with another event) result in (i) severance pay or any increase in severance pay to any Parent Employee; (ii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any Parent Employee; (iii) result in any funding of compensation or benefits under any Parent Plan or to any Parent Employee; (iv) any limitation or restriction on the right to merge, amend or terminate any Parent Plan; or (v) the payment of any amount to any Parent Employee that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. None of Parent or any of the Parent Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Parent Employee for any Taxes incurred by such Parent Employee or any interest or penalty related thereto.

(d) Parent and the Parent Subsidiaries are, and have been since March 17, 2020, in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply that have not had and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Parent’s knowledge, threatened against or affecting the Parent or the Parent Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 3.11 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. There is no unsatisfied Order against and, to the Knowledge of Parent, no investigation by any Governmental Authority involving Parent or any Parent Subsidiary or any of their respective properties or assets that, in each case, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 3.12 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since March 17, 2020, have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, there is no, and since March 17, 2020, there has been no, action, demand or investigation by or before any Governmental Authority pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. This Section 3.12 does not relate to Tax matters, employee benefits matters or intellectual property rights matters, which are the subjects of Sections 3.9, 3.10 and 3.15, respectively.

SECTION 3.13 Material Contracts.

(a) As of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(b) Section 3.13(b) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the following Contracts (other than any Plan) (the “Parent Material Contracts”) :

(i) each Contract to which Parent or any Parent Subsidiary is a party that is material to the business of Parent and the Parent Subsidiaries, taken as a whole, and that (A) restricts the ability of Parent or the Parent Subsidiaries to conduct or compete in any business or with any Person in any geographical area in a manner that is material to Parent and the Parent Subsidiaries, taken as a whole, or (B) contains “most favored nation” or similar covenants;

(ii) (A) each loan and credit agreement, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar Contract pursuant to which any Indebtedness of Parent or any of the Parent Subsidiaries in a principal amount of $50,000,000 or more is outstanding or may be incurred, other than any such agreement between or among Parent and the wholly-owned Parent Subsidiaries, and (B) each Contract (including any master agreement, schedule thereto and confirmations) relating to any swap, option, derivative or other hedging agreement or arrangement with a notional amount of $50,000,000 or more;

(iii) each partnership, joint venture or similar Contract to which Parent or any of the Parent Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to Parent and the Parent Subsidiaries, taken as a whole;

(iv) each Contract pursuant to which Parent or any Parent Subsidiary has agreed (A) to assume or guarantee any liability of any third party or (B) to indemnify any third party, in each case, that is material to Parent and the Parent Subsidiaries, taken as a whole;

(v) any Contract containing any future obligation of Parent and the Parent Subsidiaries in excess of $50,000,000;

(vi) any IP Agreement of Parent or any Parent Subsidiary that is material to the business of Parent and the Parent Subsidiaries, taken as a whole; and

(vii) each Contract relating to the disposition or acquisition by Parent or any of the Parent Subsidiaries, other than in the ordinary course of business, of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement).

(c) Except for matters which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) each Parent Material Contract (including, for purposes of this Section 3.13(c), any Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each Parent Material Contract is in full force and effect and (iii) none of Parent or any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Parent Material Contract and, to the Knowledge of Parent, no other party to any such Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.14 Affiliate Transactions. Except for (a) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Parent SEC Documents or (b) the Parent Plans, Section 3.14 of the Parent Disclosure Schedule sets forth a correct and complete list of the contracts or arrangements involving unpaid amounts in excess of $1 million per annum that are in existence as of the date of this Agreement between Parent or any Parent Subsidiary, on the one hand, and, on the other hand, any (i) present executive officer or director of Parent, (ii) Person that, to the Knowledge of the Parent, is the record or beneficial owner of more than five percent (5%) of the shares of Parent Common Stock as of the date hereof or (iii) to the Knowledge of Parent, any Affiliate of any such executive officer, director or owner (other than Parent or any Parent Subsidiary).

SECTION 3.15 Intellectual Property.

(a) All Owned Intellectual Property of Parent or any Parent Subsidiary are subsisting and, to the Knowledge of Parent, valid and enforceable, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has taken commercially reasonable actions to maintain and protect the confidentiality and value of its trade secrets included in its Owned Intellectual Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary, nor the conduct of the business of Parent or any Parent Subsidiary, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person and (ii) to the Knowledge of Parent, no third party has infringed, misappropriated or otherwise violated any Owned Intellectual Property of Parent or any Parent Subsidiary.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary (i) alleging that Parent or any Parent Subsidiary has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party or (ii) contesting the validity, enforceability or ownership of, or seeking to challenge, deny or restrict Parent’s or any Parent Subsidiary’s rights in, any Owned Intellectual Property.

(d) All Information Technology operates and performs in a manner that is sufficient in all respects for the conduct of the business of Parent and the Parent Subsidiaries as currently conducted, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary takes reasonable measures to comply with all applicable federal, state, local and municipal Laws of the United States regarding the collection, use, storage, transfer, disclosure, disposal or other processing of information concerning identified or identifiable Persons (including credit card and financial account information). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Actions are pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary by any third party alleging a violation of such third party’s privacy rights under any applicable Laws, policies or contractual obligations.

SECTION 3.16 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Moelis & Company LLC (“Moelis”) and Raine Securities LLC (“Raine” together with Moelis, the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

SECTION 3.17 Opinion of Financial Advisor. The Parent Special Committee has received a written opinion, or an oral opinion to be subsequently confirmed in writing, of Moelis and Raine to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the aggregate Merger Consideration provided for in this Agreement is fair, from a financial point of view, to Parent.

SECTION 3.18 Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 3.19 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good title to, or valid leasehold interests in, all property and tangible assets reflected on Parent’s consolidated balance sheet as of June 30, 2020, except as have been disposed of since June 30, 2020 in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Lease under which Parent or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any other party to any such Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under such Lease.

SECTION 3.20 No Other Representations or Warranties. Except for the representations and warranties expressly contained in Article IV, Parent and Merger Sub each acknowledge and agree that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to Parent or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (ii) the future business and operations of the Company and the Company Subsidiaries, including in the case of clauses (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to Parent or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the Transactions, and Parent has not relied, and expressly disclaims reliance, on any such information or any representation or warranty not expressly set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth (i) in the Company SEC Documents filed and publicly available after June 30, 2018, through at least one (1) Business Day prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding, in each case, any disclosures in the Filed Company SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than historical facts included therein) or (ii) in the Company Disclosure Schedule.

SECTION 4.1 Organization, Standing and Power. Each of the Company and each Subsidiary of the Company (collectively, the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.2 Significant Subsidiaries of the Company.

(a) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Significant Subsidiaries of the Company have been duly authorized, validly issued, fully paid and non-assessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws and except where the failure to be so duly authorized, validly issued, fully paid and non-assessable and owned, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 360,000,000 shares of Company Class A Common Stock, 90,000,000 shares of Company Class B Common Stock, and 45,000,000 shares of Company Preferred Stock. At the close of business on March 23, 2021: (i) 43,459,880 shares of Company Class A Common Stock were issued and outstanding (of which no such shares were subject to time- or performance-based vesting restrictions); (ii) 13,588,555 shares of Company Class B Common Stock were issued and outstanding; (iii) no shares of Company Preferred Stock were issued and outstanding; (iv) 20,799,487 shares of Company Class A Common Stock were held by the Company in its treasury; (v) 475,633 shares of Company Class A Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable) that are subject only to time-based vesting restrictions; (vi) 958,481 shares of Company Class A Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable) that are subject to performance-based vesting restrictions assuming performance is achieved at the maximum level; (vii) 2,317,228 shares of Company Class A Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable) that are no longer subject to time-based vesting restrictions or performance-based vesting restrictions; (viii) 1,536,852 shares of Company Class A Common Stock were issuable upon settlement of outstanding Company RSU Awards that provide a fixed number of shares on settlement; (ix) 1,423,750 shares of Company Class A Common Stock were issuable upon settlement of outstanding Company RSU Awards that provide a number of shares on settlement determined by achievement of performance-based vesting restrictions assuming performance is achieved at the maximum level; and (x) 2,147,135 shares of Company Class A Common Stock were reserved for issuance pursuant to the Company Stock Plans. Except as set forth in this Section 4.3(a), at the close of business on March 23, 2021, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on March 23, 2021, to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Class A Common Stock upon the exercise of the Company Stock Options or upon the settlement of Company RSU Awards, in each case, outstanding at the close of business on March 23, 2021, and in accordance with their terms in effect at such time.

(b) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or settlement of the Company Equity Awards will be, duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”), the Amended By-Laws of the Company in effect as of the date of this Agreement (the “Company By-laws”) or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 4.3, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any (i) capital stock or voting securities of, or other equity interests in, any Company Subsidiary or securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Company Subsidiary; (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any Company Subsidiary; or (iii) rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any shares of capital stock of, or other equity interests in, any Company Subsidiary, the value of any Company Subsidiary or any part of any Company Subsidiary or any dividends or other distributions declared or paid on any shares of Company Capital Stock or the capital stock of any Company Subsidiary. Other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans and (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, the “Company Voting Debt”).

(c) Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(d) As of the date hereof, neither the Company nor any Company Subsidiary owns any shares of Parent Common Stock.

SECTION 4.4 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions, subject to the receipt of the Company Stockholder Approval (as defined below). The Company Special Committee has (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders (including the holders of Company Class A Common Stock as a separate class) and (ii) recommended that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the Transactions and, subject to Section 5.3(d), recommending that this Agreement be adopted by the stockholders of the Company. The Company Board (acting upon the recommendation of the Company Special Committee) has (A) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders (including the holders of Company Class A Common Stock as a separate class), (B) approved, adopted and declared advisable this Agreement and the Transactions and (C) resolved, subject to Section 5.3(d), to recommend that this Agreement be adopted by the stockholders of the Company (the “Company Recommendation”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the voting power of the shares outstanding of Company Common Stock entitled to vote on such matter, in person or by proxy, at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”) (or any adjournment thereof) (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

(b) Anti-Takeover Statutes.

(i) The Company is, and has been at all times since the date that is three years prior to the date of this Agreement, an “Interested Stockholder” (as defined in Section 203 of the DGCL) of Parent.

(ii) Assuming the accuracy of the representations and warranties set forth in Section 3.4(b)(i), the restrictions of Section 203 of the DGCL will not be applicable to the Company, Parent or Merger Sub with respect to this Agreement or the Transactions. No Anti-Takeover Statute is, or at the Effective Time will be, applicable to the Company with respect to this Agreement or the Transactions.

SECTION 4.5 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other Transactions will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained); (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any Contract (other than a Company Plan) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit; or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.5(b), any Law or Order, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) No Consent of a Governmental Authority is required with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i)(A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement or the Transactions; (ii) compliance with and filings under the HSR Act or Regulatory Laws of other applicable jurisdictions; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iv) such Consents, registrations, declarations notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as Merger Consideration; (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the shares of Parent Class A Common Stock to be issued as Merger Consideration; and (vi) such other matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.6 SEC Documents; Undisclosed Liabilities.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since June 30, 2017 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not, at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in the Company’s consolidated audited balance sheet as of June 30, 2020 (or the notes thereto) as included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred since June 30, 2020, in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date made.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of the Company.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or the Company SEC Documents.

(h) Since June 30, 2017, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

SECTION 4.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 4.8 Absence of Certain Changes or Events. Since June 30, 2020, through the date of this Agreement, (a) the business of the Company and the Company Subsidiaries has been conducted in the ordinary course in all material respects and (b) there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.9 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary (A) has timely filed or caused to be timely filed, taking into account any extensions, all Tax Returns required to be filed by it and such Tax Returns are true, correct and complete, and (B) has timely paid all Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b) The Company and each Company Subsidiary has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c) No claim has been made in the past six (6) years by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(d) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of any Taxes or Tax matters of the Company or any Company Subsidiary.

(e) None of the Company or any Company Subsidiary has extended or waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes, which waiver or extension is currently in effect.

(f) There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for statutory Liens for Taxes not yet due and payable.

(g) Since September 30, 2015, none of the Company or any Company Subsidiary (A) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which the Company is the common parent), (B) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (C) has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor.

(h) Within the past two years, none of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i) None of the Company or any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or a similar provision of state, local or foreign law).

(j) As of the date of this Agreement, the Company believes that it will be able to provide the Company Tax Representation Letter at the Closing.

SECTION 4.10 Employee Matters.

(a) With respect to each material Company Plan, the Company has furnished or made available to Parent, to the extent applicable: (i) a complete and accurate copy of the plan document or, if an individual agreement, a form thereof; (ii) the most recent annual report, financial statement and actuarial valuation; (iii) a copy of all material filings with or reports to any Governmental Authority for the plan year immediately preceding this Agreement; and (iv) the most recent determination letter. No Company Plan provides benefits or compensation solely to any employees or other service providers who reside or provide services outside of the United States. None of the Company, any of the Company Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, participates in or contributes to or in the past six (6) years has sponsored, maintained, participated in or contributed to any U.S. Pension Plan or any Plan that provides for post-termination or post-retirement health, medical or life insurance benefits, except as may be required by applicable Law.

(b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) since June 30, 2017, each of the Company Plans has been operated and maintained in material compliance in accordance with its terms and all applicable Law, (ii) there are no material Actions, investigations or audits pending, or, to the Knowledge of the Company, threatened, by any party, including any Governmental Authority, relating to any Company Plan other than routine claims for benefits, (iii) all employer and employee contributions required by applicable Law or by the terms of each Company Plan have been timely made, or, if applicable, accrued, in accordance with normal accounting practices and (iv) each Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Each Company Plan that is intended to be “qualified” under Section 401(a) of the Code is so qualified and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Plan (or the tax-exempt status of any related trust).

(c) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could reasonably (either alone or in combination with another event) result in (i) severance pay or any increase in severance pay to any Company Employee; (ii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any Company Employee; (iii) result in any funding of compensation or benefits under any Company Plan or to any Company Employee; (iv) any limitation or restriction on the right to merge, amend or terminate any Company Plan; or (v) the payment of any amount to any

Company Employee that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. None of the Company or any of the Company Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any Taxes incurred by such Company Employee or any interest or penalty related thereto.

(d) The Company and the Company Subsidiaries are, and have been since June 30, 2017, in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply that have not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or the Company Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.11 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect. There is no unsatisfied Order against and, to the Knowledge of the Company, no investigation by any Governmental Authority involving the Company or any Company Subsidiary or any of their respective properties or assets that, in each case, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.12 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since June 30, 2017, have been, in compliance with all applicable Laws and the Company Permits. Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no, and since June 30, 2017, there has been no, action, demand or investigation by or before any Governmental Authority pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. This Section 4.12 does not relate to Tax matters, employee benefits matters or intellectual property rights matters, which are the subjects of Sections 4.9, 4.10 and 4.15, respectively.

SECTION 4.13 Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(b) Section 4.13 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the following Contracts (other than any Plan) (the “Company Material Contracts”):

(i) each Contract to which the Company or any Company Subsidiary is a party that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and that (A) restricts the ability of the Company or the Company Subsidiaries to conduct or compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, or (B) contains “most favored nation” or similar covenants;

(ii) (A) each loan and credit agreement, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar Contract pursuant to which any Indebtedness of the Company or any of the Company Subsidiaries in a principal amount of $20,000,000 or more is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly-owned Company Subsidiaries, and (B) each Contract (including any master agreement, schedule thereto and confirmations) relating to any swap, option, derivative or other hedging agreement or arrangement with a notional amount of $20,000,000 or more;

(iii) each partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole;

(iv) each Contract pursuant to which the Company or any Company Subsidiary has agreed (A) to assume or guarantee any liability of any third party or (B) to indemnify any third party, in each case, that is material to the Company and the Company Subsidiaries, taken as a whole;

(v) any Contract containing any future obligation of the Company and the Company Subsidiaries in excess of $20,000,000;

(vi) any IP Agreement of the Company or any Company Subsidiary that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(vii) any affiliation agreement with a Top Distributor;

(viii) each Contract relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, other than in the ordinary course of business, of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement).

(c) Except for matters which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 4.13(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each Company Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 4.14 Affiliate Transactions. Except for (a) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents or (b) the Company Plans, Section 4.14 of the Company Disclosure Schedule sets forth a correct and complete list of the contracts or arrangements involving unpaid amounts in excess of $1 million per annum that are in existence as of the date of this Agreement between the Company or any Company Subsidiary, on the one hand, and, on the other hand, any (i) present executive officer or director of the Company, (ii) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than five percent (5%) of the shares of Company Common Stock as of the date hereof or (iii) to the Knowledge of the Company, any Affiliate of any such executive officer, director or owner (other than the Company or any Company Subsidiary).

SECTION 4.15 Intellectual Property.

(a) All Owned Intellectual Property of the Company or any Company Subsidiary are subsisting and, to the Knowledge of the Company, valid and enforceable, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has taken commercially reasonable actions to maintain and protect the confidentiality and value of its trade secrets included in its Owned Intellectual Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary, nor the conduct of the business of the Company or any Company Subsidiary, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, and (ii) to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Owned Intellectual Property of the Company or any Company Subsidiary.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary (i) alleging that Company or any Company Subsidiary has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party or (ii) contesting the validity, enforceability or ownership of, or seeking to challenge, deny or restrict Company’s or any Company Subsidiary’s rights in, any Owned Intellectual Property.

(d) All Information Technology operates and performs in a manner that is sufficient in all respects for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary takes reasonable measures to comply with all applicable federal, state, local and municipal Laws of the United States regarding the collection, use, storage, transfer, disclosure, disposal or other processing of information concerning identified or identifiable Persons (including credit card and financial account information). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary by any third party alleging a violation of such third party’s privacy rights under any applicable Laws, policies or contractual obligations.

SECTION 4.16 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC (“Morgan Stanley”) and LionTree Advisors LLC (“LionTree”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4.17 Opinion of Financial Advisor. The Company Special Committee and the Company Board have received a written opinion, or an oral opinion to be subsequently confirmed in writing, from each of Morgan Stanley and LionTree to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be received by the holders of the Company Common Stock, taken in the aggregate, is fair, from a financial point of view, to such holders (other than Parent, the Principal Stockholders and their respective Affiliates). Promptly after the execution of this Agreement, the Company will furnish Parent, solely for informational purposes, a true and complete copy of the written opinions of the Company Financial Advisors.

SECTION 4.18 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and tangible assets reflected on the Company’s consolidated balance sheet as of June 30, 2020, except as have been disposed of since June 30, 2020, in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to any such Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under such Lease.

SECTION 4.19 Top Distributors. As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Top Distributors has (a) terminated, or given written notice of its intention to terminate, its business with the Company or any Company Subsidiary, (b) migrated, or given written notice of its intention to migrate, the programming services known as of the date of this Agreement as “MSG Network” or “MSG Plus” to a lower penetrated tier of video programming services of such Top Distributor or (c) to the Knowledge of the Company, threatened in writing to do any of the foregoing.

SECTION 4.20 No Other Representations or Warranties. Except for the representations and warranties expressly contained in Article III, the Company acknowledges that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to the Company or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Parent Subsidiaries or (ii) the future business and operations of Parent and the Parent Subsidiaries, including, in the case of clauses (i) and (ii), with respect to any information, documents, projections, forecasts or other material made available to the Company or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the Transactions, and the Company has not relied, and expressly disclaims reliance, on any such information or any representation or warranty not expressly set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.1 Conduct of Business by Parent. Except for matters set forth in Section 5.1 of the Parent Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law (including COVID-19 Measures) or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.1 of the Parent Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law (including COVID-19 Measures) or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(a) amend the Parent Charter or the Parent By-laws;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly-owned Parent Subsidiary to its immediate parent entity, (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (A) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options outstanding on the date hereof in order to pay the exercise price thereof, (B) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to Parent Equity Awards outstanding as of the date hereof and (C) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture or cash settlement of such awards;

(c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among Parent and any wholly-owned Parent Subsidiaries) (i) any shares of capital stock of Parent or any Parent Subsidiary (other than the issuance of Parent Common Stock upon the exercise of the Parent Stock Options and the settlement of Parent Equity Awards pursuant to the Parent Stock Plans), (ii) any other equity interests or voting securities of Parent or any Parent Subsidiary, (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary (other than the issuance of Parent RSU Awards and Parent Stock Options pursuant to the Parent Stock Plans as in effect on the date hereof), (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (v) any rights issued by Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Common Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Parent or any Parent Subsidiary, (vi) any Parent Voting Debt or (vii) any Parent Preferred Stock;

(d) except as permitted under the terms of the Parent Stock Plans as in effect on the date hereof or required pursuant to applicable Law, (i) enter into, adopt or materially amend any plan, agreement or arrangement providing Parent Equity Awards or other equity-based awards, including the Parent Stock Plans; or (ii) amend or modify the terms of any outstanding Parent Equity Awards or other awards under any Parent Stock Plan;

(e) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by Law or a change in GAAP (after the date of this Agreement);

(f) directly or indirectly acquire or agree to acquire in any transaction any (i) equity interest in a third party entity or (ii) business assets (other than in the ordinary course of business), in each case, for a total consideration of more than $40,000,000 per transaction (or series of related transactions);

(g) dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise), directly or indirectly, any properties or assets, in each case, material to Parent and the Parent Subsidiaries, taken as a whole;

(h) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article VII not being satisfied, (ii) result in new or additional required approvals from any Governmental Authority in connection with the Transactions or (iii) materially impair the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation; or

(i) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

SECTION 5.2 Conduct of Business by the Company. Except for matters set forth in Section 5.2 of the Company Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law (including COVID-19 Measures) or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course of business in all material respects, (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and (iii) use commercially reasonable efforts to keep available the services of its current officers and executive-level employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law (including COVID-19 Measures) or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a) amend the Company Charter or the Company By-laws, or equivalent organizational documents of any of the Company Subsidiaries;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly-owned Company Subsidiary to its immediate parent entity, (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options outstanding on the date hereof in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Equity Awards outstanding as of the date hereof, and (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture or cash settlement of such awards;

(c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among the Company and any wholly-owned Company Subsidiaries) (i) any shares of capital stock of the Company or any Company Subsidiary (other than the issuance of Company Common Stock upon the exercise of the Company Stock Options and the settlement of Company Equity Awards pursuant to the Company Stock Plans, in each case, outstanding at the close of business on the date of this Agreement), (ii) any other equity interests or voting securities of the Company or any Company Subsidiary, (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (other than the issuance of Company RSU Awards and Company Stock Options in the ordinary course pursuant to the Company Stock Plans as in effect on the date hereof), (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (v) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, (vi) any Company Voting Debt or (vii) any Company Preferred Stock;

(d) except as required under the terms of any Company Plan or Collective Bargaining Agreement as in effect on the date hereof or required pursuant to applicable Law, (i) enter into, adopt or materially amend any material Company Plan or Collective Bargaining Agreement; (ii) materially increase the compensation or benefits payable or to become payable to any Company Employee with an annual base salary in excess of $400,000; (iii) grant any new Company Equity Awards or any other awards, or amend or modify the terms of any outstanding Company Equity Awards or other awards, under any Company Plan; (iv) pay, grant, award or promise to pay, grant or award any change of control, equity-based, severance, retention or termination compensation benefits to any Company Employee; or (v) hire or terminate (other than for cause) any employee with an annual base salary in excess of $400,000;

(e) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by Law or a change in GAAP (after the date of this Agreement);

(f) directly or indirectly acquire or agree to acquire in any transaction (x) any material equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or (y) outside of the ordinary course of business, any material properties or assets;

(g) except for non-exclusive licenses of Owned Intellectual Property in the ordinary course of business, sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets or any interests therein that individually have a fair market value in excess of $500,000 or in the aggregate have a fair market value in excess of $1,000,000;

(h) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any material Indebtedness;

(i) make, or agree or commit to make, any capital expenditure except for capital expenditures in accordance with the capital plans set forth in Section 5.2(i) of the Company Disclosure Schedule;

(j) waive, release, assign, settle, compromise or admit wrongdoing (including by the Company, any Company Subsidiary, or any of their Affiliates or Representatives) with respect to any existing or potential material claim, action or proceeding (other than any claim, action or proceeding relating to Taxes, which shall be governed exclusively by Section 5.2(l) below);

(k) amend or modify any Company Material Contract or enter into, amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement, in each case, if such entry, amendment or modification would materially increase the obligations of or risk of liability to the Company or any Company Subsidiary;

(l) except in the ordinary course of business or otherwise consistent with past practice, make, change or revoke any material Tax election, make any material change in its method of Tax accounting or any annual Tax accounting period, request any material Tax ruling, settle, compromise or admit wrongdoing (including by the Company or any Company Subsidiary, or any of their Affiliates or Representatives) with respect to any material existing or potential claim, action or proceeding relating to Taxes or enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);

(m) enter into any new line of business outside of its existing business;

(n) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article VII not being satisfied, (ii) result in new or additional required approvals from any Governmental Authority in connection with the Transactions or (iii) materially impair the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation; or

(o) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

The foregoing notwithstanding, it is understood and agreed that neither the Company nor any Company Subsidiary shall be deemed to have breached any provision of this Section 5.2 as a direct or indirect result of any act or omission of Parent or any Parent Subsidiary (as to which Parent has not received prior consent or instruction from the Company) in connection with those matters of the business or operations of the Company and the Company Subsidiaries that have been delegated to Parent or any of the Parent Subsidiaries.

SECTION 5.3 No Solicitation by the Company; Company Recommendation.

(a) The Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as expressly permitted by this Section 5.3, the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct its and their Representatives not to and use commercially reasonable efforts to cause its and their Representatives not to, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging or facilitating a Company Acquisition Proposal or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting a Company Acquisition Proposal. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Acquisition Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. It is agreed that any violation of the restrictions set forth in this Section 5.3(a) by any Representative of the Company or the Company Subsidiaries shall constitute a breach of this Section 5.3(a) by the Company; provided that it is understood and agreed that neither the Company nor any Company Subsidiary shall be deemed to have breached any provision of this Section 5.3 as a direct or indirect result of any act or omission by any Person that is a Representative of Parent or any Parent Subsidiary except to the extent such Person was acting on behalf of, or at the direction of, the Company or any Company Subsidiary.

(b) Notwithstanding anything contained in Section 5.3(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a Company Acquisition Proposal that did not result from any breach of this Section 5.3, and the Company Board or the Company Special Committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, then the Company and its Representatives may (i) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Company Acquisition Proposal and furnish, pursuant to such Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons who has made such Company Acquisition Proposal (provided that the Company shall promptly (and in any event within 48 hours) provide to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives) and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Acquisition Proposal.

(c) The Company shall promptly (and in any event within two Business Days) notify Parent in the event that the Company or any of the Company Subsidiaries or its or their respective Representatives receives a Company Acquisition Proposal and shall disclose to Parent the material terms and conditions of any such Company Acquisition Proposal, and the Company shall, upon the request of Parent, keep Parent reasonably informed of any material developments with respect to any such Company Acquisition Proposal (including any material changes thereto). The Company shall not, and shall cause the Company Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits the Company from providing to Parent any of the information required to be provided to Parent under this Section 5.3 within the time periods contemplated herein.

(d) Neither the Company Board nor the Company Special Committee shall (i)(A) withhold or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent), the Company Recommendation or (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Company Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) execute or enter into (or cause or permit the Company or any of the Company Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting a Company Acquisition Proposal, other than any Acceptable Confidentiality Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Company Stockholder Approval is obtained (but not thereafter), the Company Board or the Company Special

Committee may make a Company Adverse Recommendation Change if either (x) in the case of a Company Adverse Recommendation Change made in response to a Company Acquisition Proposal, the Company Board or the Company Special Committee has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (y) in the case of a Company Adverse Recommendation Change made in response to a Company Intervening Event, the Company Board or the Company Special Committee has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that, as a result of a Company Intervening Event, the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board and the Company Special Committee shall not, and shall cause the Company not to, make a Company Adverse Recommendation Change in connection with a Company Superior Proposal unless (I) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall reasonably describe the material terms of the Company Superior Proposal or attach the agreement and all material related documentation providing for such Company Superior Proposal), (II) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (III) following the end of such notice period, the Company Board or the Company Special Committee shall have considered in good faith any such binding offer from Parent, and shall have determined that the Company Superior Proposal would continue to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect and (IV) in the event of any material change to the material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (I) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days (rather than the four (4) Business Days otherwise contemplated by clause (I) above); provided, further, that the Company Board and the Company Special Committee shall not, and shall cause the Company not to, make a Company Adverse Recommendation Change in connection with a Company Intervening Event unless (1) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall reasonably describe the details of such Company Intervening Event), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to make adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such action and (3) following the end of such notice period, the Company Board or the Company Special Committee shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent prior to the termination of such notice period and shall have, after taking account of such changes, determined in good faith, after consultation with its outside counsel and outside financial advisors, that such Company Intervening Event remains in effect and that it would continue to reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to take such action.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure or statement that constitutes or contains a Company Adverse Recommendation Change shall be subject to the provisions of Section 5.3(d), (ii) from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (iii) contacting and engaging in discussions with any person or group and their respective Representatives who has made a Company Acquisition Proposal that was not solicited in material breach of this Section 5.3 solely for the purpose of clarifying such Company Acquisition Proposal and the terms thereof or informing such third party of the restrictions imposed by this Section 5.3.

SECTION 5.4 No Solicitation by Parent; Parent Recommendation.

(a) Parent agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as expressly permitted by this Section 5.4, Parent shall not, and shall cause the Parent Subsidiaries not to, and shall instruct its and their Representatives not to and use commercially reasonable efforts to cause its and their Representatives not to, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging or facilitating a Parent Acquisition Proposal or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting a Parent Acquisition Proposal. Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Parent Acquisition Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a potential Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.4(a) by any Representative of Parent or the Parent Subsidiaries shall constitute a breach of this Section 5.4(a) by Parent; provided that it is understood and agreed that neither Parent nor any Parent Subsidiary shall be deemed to have breached any provision of this Section 5.4 as a direct or indirect result of any act or omission by any Person that is a Representative of the Company or any Company Subsidiary except to the extent such Person was acting on behalf of, or at the direction of, Parent or any Parent Subsidiary.

(b) Notwithstanding anything contained in Section 5.4(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Parent Stockholder Approval, Parent or any of its Representatives receives a Parent Acquisition Proposal that did not result from any breach of this Section 5.4, and the Parent Board or the Parent Special Committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to lead to a Parent Superior Proposal, then Parent and its Representatives may (i) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Parent Acquisition Proposal and furnish, pursuant to such Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and the Parent Subsidiaries to the Person or group of Persons who has made such Parent Acquisition Proposal (provided that Parent shall promptly (and in any event within 48 hours) provide to the Company any material non-public information concerning Parent or any of the Parent Subsidiaries that is provided to any Person given such access which was not previously provided to the Company or its Representatives) and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Parent Acquisition Proposal.

(c) Parent shall promptly (and in any event within two Business Days) notify the Company in the event that Parent or any of the Parent Subsidiaries or its or their respective Representatives receives a Parent Acquisition Proposal and shall disclose to the Company the material terms and conditions of any such Parent Acquisition Proposal, and Parent shall, upon the request of the Company, keep the Company reasonably informed of any material developments with respect to any such Parent Acquisition Proposal (including any material changes thereto). Parent shall not, and shall cause the Parent Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Parent from providing to the Company any of the information required to be provided to the Company under this Section 5.4 within the time periods contemplated herein.

(d) Neither the Parent Board nor the Parent Special Committee shall (i)(A) withhold or withdraw (or modify in a manner adverse to the Company), or publicly propose to withhold or withdraw (or modify in a manner adverse to the Company), the Parent Recommendation or (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Parent Acquisition Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) execute or enter into (or cause or permit Parent or any of the Parent Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting a Parent Acquisition Proposal, other than any Acceptable Confidentiality Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Parent Stockholder Approval is obtained (but not thereafter), the Parent Board or the Parent Special Committee may make a Parent Adverse Recommendation Change if either (x) in the case of a Parent Adverse Recommendation Change made in response to a Parent Acquisition Proposal, the Parent Board or the Parent Special Committee has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (y) in the case of a Parent Adverse Recommendation Change made in response to a Parent Intervening Event, the Parent Board or the Parent Special Committee has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that, as a result of a Parent Intervening Event, the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Parent Board and the Parent Special Committee shall not, and shall cause Parent not to, make a Parent Adverse Recommendation Change in connection with a Parent Superior Proposal unless (I) Parent has given the Company at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall reasonably describe the material terms of the Parent Superior Proposal or attach the agreement and all material related documentation providing for such Parent Superior Proposal), (II) Parent has negotiated, and has caused its Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to enable the Company to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (III) following the end of such notice period, the Parent Board or the Parent Special Committee shall have considered in good faith any such binding offer from the Company, and shall have determined that the Parent Superior Proposal would continue to constitute a Parent Superior Proposal if the revisions proposed in such binding offer were to be given effect and (IV) in the event of any material change to the material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (I) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days (rather than the four (4) Business Days otherwise contemplated by clause (I) above); provided, further, that the Parent Board and the Parent Special Committee shall not, and shall cause Parent not to, make a Parent Adverse Recommendation Change in connection with a Parent Intervening Event unless (1) Parent has given the Company at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall reasonably describe the details of such Parent Intervening Event), (2) Parent has negotiated, and has caused its Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to make adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such action and (3) following the end of such notice period, the Parent Board or the Parent Special Committee shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by the Company prior to the termination of such notice period and shall have, after taking account of such changes, determined in good faith, after consultation with its outside counsel and outside financial advisors, that such Parent Intervening Event remains in effect and that it would continue to reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law not to take such action.

(e) Nothing in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure or statement that constitutes or contains a Parent Adverse Recommendation Change shall be subject to the provisions of Section 5.4(d), (ii) from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (iii) contacting and engaging in discussions with any person or group and their respective Representatives who has made a Parent Acquisition Proposal that was not solicited in material breach of this Section 5.4 solely for the purpose of clarifying such Parent Acquisition Proposal and the terms thereof or informing such third party of the restrictions imposed by this Section 5.4.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Preparation of the Form S-4 and the Joint Proxy Statement; Company Stockholders Meeting and Parent Stockholders Meeting.

(a) (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC (and use commercially reasonable efforts to do so within thirty (30) Business Days following the date of this Agreement) a joint proxy statement to be sent to the stockholders of Parent and the stockholders of the Company relating to the Parent Stockholders Meeting and the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) Parent shall prepare and cause to be filed with the SEC (and use commercially reasonable efforts to do so within thirty (30) Business Days following the date of this Agreement) the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and Parent shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Transactions. The parties will cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and other applicable Law. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with drafts of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto (in each case, other than any filing, amendment or supplement in connection with a Company Adverse Recommendation Change or Parent Adverse Recommendation Change), each of the Company and Parent (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. None of the Company, Parent, Merger Sub or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Joint Proxy Statement or the Form S-4 unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Each of the Company and Parent shall use its commercially reasonable efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL and the rules of the NYSE in connection with the filing and distribution of the Joint Proxy Statement and the Form S-4, and the solicitation of proxies from the stockholders of each of the Company and Parent thereunder. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.1(b) shall limit the obligations of any party under Section 6.1(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.1(c) shall limit the obligations of any party under Section 6.1(a).

(d) Parent shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Parent Stockholders Meeting to seek the Parent Stockholder Approvals. Parent shall use its commercially reasonable efforts to (i) cause the Joint Proxy Statement to be mailed to Parent’s stockholders and to hold the Parent Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Parent Stockholder Approval. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.4(d).

(e) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting to seek the Company Stockholder Approvals. The Company shall use its commercially reasonable efforts to (i) cause the Joint Proxy Statement to be mailed to the Company’s stockholders and to hold the Company Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.3(d).

(f) The Company shall use its commercially reasonable efforts to hold the Company Stockholders Meeting on the day of the Parent Stockholders Meeting, and Parent shall use its commercially reasonable efforts to hold the Parent Stockholders Meeting on the day of the Company Stockholders Meeting, in each case, subject to Section 6.1(d) and Section 6.1(e).

(g) Promptly following the execution of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement and furnish a true and complete copy of such adoption to the Company.

SECTION 6.2 Access to Information; Confidentiality. Subject to applicable Law, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to the other party and the other party’s Representatives reasonable access, during normal business hours, upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as Parent or the Company may reasonably request in connection with this Agreement and the Transactions, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that each of Parent and the Company (i) shall not be required to afford such access if it would unreasonably disrupt the operations of such party, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which such party or such party’s Subsidiary is a party (provided that such party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that such party shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege); and (iv) may withhold or redact any document or information containing competitively sensitive information or valuation information. If any material is withheld by Parent or the Company pursuant to the immediately preceding sentence, such party shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.2 shall be subject to the terms of the Non-Disclosure and Confidentiality Agreement dated February 5, 2021, between Parent and the Company (the “Confidentiality Agreement”), including the fourth paragraph thereof.

SECTION 6.3 Required Actions.

(a) Each of the parties hereto shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as soon as reasonably possible, the Transactions, including using reasonable best efforts in (i) the obtaining of all required Consents at least four Business Days prior to the Effective Time, and the making of all necessary registrations and filings (and in any event, by filing within 10 Business Days after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act with respect to the Transactions) and the taking of all steps as may be necessary to obtain a Consent from, or to avoid an action or proceeding by, any Governmental Authority; (ii) the obtaining of all consents, approvals and waivers required by the terms of any material Contracts with third parties or material Permits in connection with the Transactions; (iii) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) The parties hereto shall cooperate with one another regarding the strategy for obtaining any required Consent. Each of the parties shall (i) promptly notify the other party of any substantive communication, inquiry or investigation received by that party from, or given by it to, any Governmental Authority and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other party’s reasonable comments to any such communication to a Governmental Authority; (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate therein; and (iv) promptly furnish the other party with drafts of all substantive correspondence, filings and written communications between it and its Representatives, on the one hand, and any such Governmental Authority or its staff, on the other hand, with respect to this Agreement and the Transactions, in order for such other party to meaningfully consult and participate in such correspondence, filing or written communication; provided that the materials furnished pursuant to this Section 6.3(b) may be redacted as necessary to address reasonable attorney-client or other privilege, to remove references concerning valuation, as necessary to comply with contractual arrangements or as otherwise required by applicable Law. Notwithstanding anything to the contrary herein, Parent shall, after consulting in good faith with the Company and taking into account any reasonable input from the Company, determine the strategy to be pursued for obtaining, and lead the effort to obtain, all required Consents in connection with this Agreement and the Company shall take all reasonable actions to support Parent in connection therewith; provided that none of the Company or any of its Subsidiaries shall be required to incur any non-de minimis fees, costs or expenses in connection with obtaining any Consent.

(c) In connection with the obtaining of required Consents, Parent’s “reasonable best efforts” shall include taking any and all actions necessary to obtain the consents, approvals, permits, wait period expirations or authorizations of any Governmental Authority required to consummate the Transactions (including the Merger) prior to the Outside Date, including proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, any undertaking, divestiture, sale, license or hold separate or similar arrangement or conduct of business arrangement or to terminate or modify any relationships, rights or obligations or to do any other act, regardless of whether such act would or would reasonably be expected to result in (i) a prohibition or limitation on the ownership, operation or freedom of action by the Company, Parent or any of their respective Subsidiaries of or with respect to any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, (ii) the Company, Parent or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the Company Capital Stock or the capital stock of the Company Subsidiaries, including the right to vote or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Company and the Company Subsidiaries ((i)-(iv), the “Regulatory Actions”) and (v) opposing, fully and vigorously, (A) any Action that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby and (B) any request for, the entry of, and seek to have vacated or terminated, any Order that could restrain, prevent or delay the consummation of the transactions contemplated hereby, including, in each case, by defending through litigation any action asserted by any Person in any court or before any Governmental Authority, and vigorously pursuing all available avenues of administrative and judicial relief or appeal; provided that (x) Parent shall not be required to accept or agree to any Regulatory Action that would result in, individually or in the aggregate, a material adverse effect on either (1) Parent and the Parent Subsidiaries, taken as a whole (2) the Company and the Company Subsidiaries, taken as a whole or (3) the anticipated benefits of the Merger to Parent and (y) nothing in this Section 6.3 shall require Parent, the Company or any of their respective Subsidiaries to take or agree to take Regulatory Action unless the effectiveness of such agreement or action is conditioned upon the Closing.

SECTION 6.4 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present (as of immediately prior to the Effective Time) director, officer or employee of the Company or any Company Subsidiary and each person who served as a director, officer, employee, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Action with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Transactions and other actions contemplated hereby), arising out of or pertaining to the fact that the D&O Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of or for the benefit of the Company or any Company Subsidiary as a director, officer, employee, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been made available (including by filing with the SEC) by the Company prior to the date hereof, to which the Company or any of the Company Subsidiaries is a party, shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain in effect (to the fullest extent permitted under applicable Law) the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s articles of incorporation and by-laws or other organization documents in effect immediately prior to the Effective Time or in any agreement, in each case in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and the Company Subsidiaries on terms and conditions not less favorable to the insured Persons than, and from an insurance carrier with the same or better credit rating as, the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, except that in no event shall Parent be required to pay an annual premium for such insurance in excess of 350% of the current annual premium paid by the Company for such insurance (the “Maximum Amount”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, Parent shall obtain the most advantageous policy of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six (6)-year period from and after the Effective Time from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time; provided that without Parent’s consent, the cost of such “tail” policy shall not exceed the Maximum Amount (it being understood and agreed, for the avoidance of doubt, that this sentence shall not release any obligation of Parent set forth in the preceding sentence unless and until a “tail” policy is actually obtained).

(c) Except as set forth in Section 6.4(c) of the Parent Disclosure Schedule, in the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, assume the obligations set forth in this Section 6.4.

(d) At and after the Effective Time, Parent shall indemnify and hold harmless (and advance funds in respect of the foregoing; provided, however, that the D&O Indemnified Party to whom funds are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification under Law applicable to Parent) each D&O Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, arising out of or pertaining to the fact that the D&O Indemnified Party is or was an officer, employee or director of the Company or any Company Subsidiary or is or was serving at the request of or for the benefit of the Company or any Company Subsidiary as a director, officer, employee, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Company shall reasonably cooperate with the D&O Indemnified Party in the defense of any such Action.

(e) The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Party.

SECTION 6.5 Employment Matters.

(a) Each Company Employee immediately prior to the Effective Time shall continue in employment with Parent and its Affiliates (including the Surviving Company) immediately following the Effective Time (such employees, the “Continuing Employees”). Following the Effective Time, Parent and its Affiliates (including the Surviving Company) shall honor and perform in accordance with their terms all Company Plans, including all employment, severance, bonus, transaction, incentive and other compensation arrangements.

(b) Except as set forth in Section 6.5(b) of the Parent Disclosure Schedule, for a period of not less than twelve (12) months after the Closing Date, Parent shall provide, or shall cause the Surviving Company to provide, to each Continuing Employee, (i) base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage, as applicable, provided to such Continuing Employee immediately prior to the Closing Date, (ii) cash bonus, commission or annual incentive opportunities that are no less favorable than the cash bonus, commission or annual incentive opportunities (which, with respect to equity-based compensation, shall be determined based on target grant date fair market value) provided to such Continuing Employee immediately prior to the Closing Date, and (iii) employee and fringe benefits (including, vacation/leave, health, welfare, retirement and severance benefits) that are at least as favorable, in the aggregate, as (A) those provided to such Continuing Employee immediately prior to the Closing or (B) those provided to similarly situated employees of Parent.

(c) Effective as of the Effective Time and thereafter, Parent shall recognize, or shall (if and to the same extent recognized under an analogous Parent Plan prior to Closing) cause its Affiliates (including the Surviving Company) to recognize, each Continuing Employee’s employment or service with the Company (including any current or former Affiliate thereof or any predecessor of the Company) prior to the Closing for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the Continuing Employee under all employee benefit plans maintained by Parent or any of its Affiliates (including the Company), including vacation plans or arrangements, 401(k) plans and any severance plans, but excluding defined benefit pension plans and except to the extent such recognition would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, Parent shall, or shall cause its Affiliates (including the Surviving Company) to use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Company, Parent or an Affiliate of Parent (in which Continuing Employees are eligible to participate) to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Company Plan in which such Continuing Employee participated immediately before the Closing, and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Company prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Company, Parent or an Affiliate of Parent (in which Continuing Employees are eligible to participate) as if such amounts had been paid in accordance with such plan.

(d) Notwithstanding anything herein to the contrary, Parent and the Company acknowledge and agree that all provisions contained in this Section 6.5 are included for the sole benefit of Parent and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Parent Plan or Company Plan, (ii) shall limit the right of Parent, the Company or their respective Affiliates to amend, terminate or otherwise modify any Parent Plan or Company Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Plan or Parent Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

SECTION 6.6 Certain Tax Matters.

(a) Reorganization. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent such qualification.

(b) Representation Letters. Each of Parent and the Company shall use their respective reasonable best efforts to deliver to each of Parent Tax Counsel and Company Tax Counsel representation letters dated as of the Closing Date (and if requested, dated as of the date determined necessary by counsel in connection with any SEC filings) substantially in the form attached hereto as Exhibit D (the “Parent Tax Representation Letter”) or, in the case of the Company, Exhibit E (the “Company Tax Representation Letter,” and together with the Parent Tax Representation Letter, the “Tax Representation Letters”) and signed by an officer or director of Parent or the Company, as applicable.

(c) Opinion from Alternative Tax Counsel. In connection with the satisfaction of the condition set forth in Section 7.2(e), Parent agrees that if Parent receives a Parent Change in Law Opinion from Parent Tax Counsel, it shall use reasonable best efforts to obtain a Merger Tax Opinion from alternative tax counsel of similar standing. In connection with the satisfaction of the condition set forth in Section 7.3(e), the Company agrees that if the Company receives a Company Change in Law Opinion from Company Tax Counsel, it shall use reasonable best efforts to obtain a Merger Tax Opinion from alternative tax counsel of similar standing. Each of Parent and the Company shall cooperate fully with alternative tax counsel, including by providing the necessary representation letters and other materials reasonably requested by alternative tax counsel to either party. In the event that alternative tax counsel is unwilling or unable to deliver the required opinion with the requisite level of certainty, and that Parent or the Company, as applicable, has used commercially reasonable efforts to obtain such opinion from alternative tax counsel, then Parent or the Company, as applicable, shall not be required to select any other alternative tax counsel.

(d) Parent and the Company agree that if either party cannot deliver a Tax Representation Letter at the Closing, the parties hereto shall use commercially reasonable efforts to agree to modifications to the Tax Representation Letter or to the structure of the acquisition contemplated by this Agreement (which change in structure would not be reasonably be expected to result in any material cost to Parent or the Company) that would nonetheless permit Parent Tax Counsel and Company Tax Counsel to provide Merger Tax Opinions at the Closing.

SECTION 6.7 Transaction Litigation. Subject to applicable Law, the Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its directors or officers by a holder of securities of the Company relating to the Transactions and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.3, each of Parent and the Company shall cooperate and shall cause the Parent Subsidiaries and the Company Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate, in the defense against any litigation by a holder of securities of the Company or of Parent, as applicable.

SECTION 6.8 Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other Transactions, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.9 Public Announcements. Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change made in accordance with the terms of this Agreement or otherwise in connection with Section 5.3 or 5.4, Parent and the Company will use reasonable best efforts to develop a joint communications plan and to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and not to issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.9, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

SECTION 6.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 6.11 Certain Governance Matters. Parent shall take all actions necessary so that at the Effective Time (a) the size of the Parent Board is increased by one (1) Common Stock Director (as defined in the Parent Charter) and (b) one Common Stock Director (as defined in the Company Charter) of the Company elected by the holders of Company Class A Common Stock, to be designated by the Company Board, shall be appointed to the Parent Board as a Common Stock Director (as defined in the Parent Charter) elected by holders of Parent Class A Common Stock. Such individual shall be nominated for election to the Parent Board as a Common Stock Director (as defined in the Parent Charter) elected by holders of Parent Class A Common Stock upon the expiration of his or her initial term of office as a director of Parent.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approvals. The Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b) Listing. The shares of Parent Class A Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) No Legal Restraints. No applicable Law and no Order, in each case enacted after the date hereof, shall be in effect in the United States that prevents, makes illegal or prohibits the consummation of the Merger.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall be pending before the SEC.

SECTION 7.2 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.1, Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.4, Section 4.5(a)(i), Section 4.8(b) and Section 4.16 shall be true and correct in all material respects, in each case, both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), and (ii) each of the other representations and warranties of the Company set forth in Article IV shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed (or any non-performance shall have been cured) in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received an officer’s certificate, duly executed by an executive officer of the Company and dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

(e) Certain Tax Matters. Parent shall have received from the Company the Company Tax Representation Letter; provided that this condition shall be deemed to be satisfied if, as a result of any modifications or restructuring described in Section 6.6(d), Parent is, using commercially reasonable efforts, able to receive a Merger Tax Opinion from Parent Tax Counsel or alternative tax counsel of similar standing; provided, further, that this condition shall be deemed not to be satisfied if (i) Parent Tax Counsel has delivered an opinion (the “Parent Change in Law Opinion”) that, as a result of a change in Law occurring after the date of this Agreement, Parent Tax Counsel is or would be unable to provide a Merger Tax Opinion on the basis of the duly executed and delivered Tax Representation Letters, and (ii) Parent is unable to obtain a Merger Tax Opinion from alternative tax counsel pursuant to Section 6.6(c).

SECTION 7.3 Conditions to the Company’s Obligation to Effect the Merger. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 3.1, Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.4, Section 3.5(a)(i), Section 3.8(b) and Section 3.16 shall be true and correct in all material respects, in each case, both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), and (ii) each of the other representations and warranties of Parent and Merger Sub set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case, as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed (or any non-performance shall have been cured) in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received an officer’s certificate, duly executed by an executive officer of Parent and dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) are satisfied.

(e) Certain Tax Matters. The Company shall have received from Parent the Parent Tax Representation Letter; provided that this condition shall be deemed to be satisfied if, as a result of any modifications or restructuring described in Section 6.6(d), the Company is, using commercially reasonable efforts, able to receive a Merger Tax Opinion from Company Tax Counsel or alternative tax counsel of similar standing; provided, further, that this condition shall be deemed not to be satisfied if (i) Company Tax Counsel has delivered an opinion (the “Company Change in Law Opinion”) that, as a result of a change in Law occurring after the date of this Agreement, Company Tax Counsel is or would be unable to provide a Merger Tax Opinion on the basis of the duly executed and delivered Tax Representation Letters, and (ii) the Company is unable to obtain a Merger Tax Opinion from alternative tax counsel pursuant to Section 6.6(c).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger shall not have been consummated on or before December 20, 2021 (the “Outside Date”); provided that the right to terminate pursuant to this Section 8.1(b)(i) shall not be available to any party if a material breach by such party hereto (including, in the case of Parent, Merger Sub) of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Outside Date;

(ii) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened (unless such Parent Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(iv) if any Governmental Authority of competent jurisdiction in the United States shall have issued or entered any Order after the date of this Agreement or any applicable Law shall have been enacted or promulgated after the date of this Agreement in the United States that has the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions and, in the case of such an Order, such Order shall have become final and non-appealable.

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent contained herein shall have failed to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is not reasonably capable of being cured by the Outside Date; provided, however, that the Company is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(ii) if (A) a Parent Adverse Recommendation Change shall have occurred or (B) Parent shall have failed to include in the Joint Proxy Statement, the Parent Recommendation; or

(iii) prior to obtaining the Company Stockholder Approval, in order to effect a Company Adverse Recommendation Change and concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided that the Company has complied in all material respects with the terms of Section 5.3(d).

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein shall have failed to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) is not reasonably capable of being cured by the Outside Date; provided, however, that neither Parent nor Merger Sub is then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(ii) if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company shall have failed to include in the Joint Proxy Statement, the Company Recommendation; or

(iii) prior to obtaining the Parent Stockholder Approval, in order to effect a Parent Adverse Recommendation Change and concurrently enter into a definitive agreement providing for a Parent Superior Proposal; provided that Parent has complied in all material respects with the terms of Section 5.4(d).

(e) The party desiring to unilaterally terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other parties in accordance with Section 9.3, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than Section 3.20 and Section 4.20, the last sentence of Section 6.2, this Section 8.2, Section 8.3 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability or damages incurred or suffered by a party to the extent such liability or damages were the result of or arise out of fraud or any Intentional Breach in this Agreement occurring prior to such termination (in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity).

SECTION 8.3 Termination Fee.

(a) The Company shall pay to Parent the Company Termination Fee if:

(i) Parent terminates this Agreement pursuant to Section 8.1(d)(ii) (provided that, if either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) at any time after Parent would have been permitted to terminate this agreement pursuant to Section 8.1(d)(ii), this Agreement shall be deemed terminated pursuant to Section 8.1(d)(ii) for purposes of this Section 8.3(a)(i));

(ii) (A) this Agreement is terminated pursuant to Section 8.1(d)(i), (B) after the date hereof, but prior to the date this Agreement is terminated, a third party has made and has not withdrawn prior to the date of termination, a Company Acquisition Proposal that has become known to the public and (C) within twelve (12) months of such termination, the Company enters into a definitive Contract to consummate any Company Acquisition Proposal or any Company Acquisition Proposal is consummated (provided that, for the purposes of this Section 8.3(a)(ii)(C) only, the term “Company Acquisition Proposal” shall have the meaning assigned to such term, except that all references to “twenty percent (20%)” therein shall be deemed to be references to “fifty percent (50%)”); or

(iii) the Company terminates this Agreement pursuant to Section 8.1(c)(iii).

(b) Parent shall pay to the Company the Parent Termination Fee if:

(i) the Company terminates this Agreement pursuant to Section 8.1(c)(ii) (provided that, if either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) at any time after the Company would have been permitted to terminate this agreement pursuant to Section 8.1(c)(ii), this Agreement shall be deemed terminated pursuant to Section 8.1(c)(ii) for purposes of this Section 8.3(b)(i));

(ii) (A) this Agreement is terminated pursuant to Section 8.1(c)(i), (B) after the date hereof, but prior to the date this Agreement is terminated, a third party has made and has not withdrawn prior to the date of termination, a Parent Acquisition Proposal that has become known to the public and (C) within twelve (12) months of such termination, Parent enters into a definitive Contract to consummate any Parent Acquisition Proposal or any Parent Acquisition Proposal is consummated (provided that, for the purposes of Section 8.3(b)(ii)(C) only, the term “Parent Acquisition Proposal” shall have the meaning assigned to such term, except that all references to “twenty percent (20%)” therein shall be deemed to be references to “fifty percent (50%)”); or

(iii) Parent terminates this Agreement pursuant to Section 8.1(d)(iii).

(c) Any Company Termination Fee or Parent Termination Fee due under Section 8.3(a) or Section 8.3(b) shall be paid by wire transfer of same-day funds (i) in the case of Section 8.3(a)(i) or Section 8.3(b)(i) as promptly as practicable (and in no event more than five (5) Business Days) after the respective termination is delivered to the party obligated to make the payment, (ii) in the case of Section 8.3(a)(ii) or Section 8.3(b)(ii), on the date of the first to occur of the events referred to in Section 8.3(a)(ii)(C) or Section 8.3(b)(ii)(C), as applicable, and (iii) in the case of Section 8.3(a)(iii) or Section 8.3(b)(iii) at or prior to the termination of this Agreement.

(d) Parent and the Company hereby acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, Parent and the Company would not have entered into this Agreement and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. Accordingly, if either party fails promptly to pay the amount due pursuant to Section 8.3(a) or Section 8.3(b), as applicable, and, in order to obtain such payment, the other party commences an Action that results in an Order in its favor for such payment, the Company or Parent, as applicable, shall pay to the other party such payment and its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action. Any amount not paid when due pursuant to this Section 8.3 shall bear interest, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime rate in the United States quoted by The Wall Street Journal in effect on the date such payment was required to be made.

(e) Each of the parties agrees and understands that (x) in no event shall the other party be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion and (y) if Parent receives the Company Termination Fee from the Company pursuant to this Section 8.3, or if the Company receives the Parent Termination Fee from Parent pursuant to this Section 8.3 (in each case, together with any applicable interest accrued thereon and the receiving party’s costs and expenses in connection with any Action as set forth in Section 8.3(d)), such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives, and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the Transactions.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit Section 8.2 or any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

SECTION 9.2 Fees and Expenses. Except as provided in Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

SECTION 9.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally by hand or by overnight courier or other delivery method or when sent by electronic mail transmission (provided that, in the case of electronic mail transmission, either receipt of such electronic mail is acknowledged by the applicable recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service), in each case, to the following physical and electronic mail addresses (or to such other physical and electronic mail address as a Party may have specified by notice pursuant to this provision):

(a)	If to the Company:

MSG Networks Inc.

Eleven Penn Plaza, 3rd Floor

New York, NY 10001

Attn:       Bret Richter

               Executive Vice President, Chief Financial Officer and Treasurer

E-mail:   bret.richter@msgnetworks.com

With copies (which shall not constitute notice) to:

MSG Networks Inc.

Eleven Penn Plaza, 3rd Floor

New York, NY 10001

Attn:       Adam Levine

               Executive Vice President Business Affairs & Distribution

E-mail:   adam.levine@msgnetworks.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn:       George R. Bason, Jr.

               Marc O. Williams

E-mail:   george.bason@davispolk.com

               marc.williams@ davispolk.com

(b)	If to Parent or Merger Sub:

Madison Square Garden Entertainment Corp

Two Pennsylvania Plaza

New York, New York 10121

Attn:      Scott Packman

               (212) 631-5357

E-mail:   legalnotices@msg.com

With copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:       David E. Shapiro

               Gordon S. Moodie

E-mail:   DEshapiro@wlrk.com

               GSMoodie@WLRK.com

SECTION 9.4 Definitions. For purposes of this Agreement, the following terms shall have the following meaning:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement entered into by Parent or the Company, as the case may be, containing confidentiality and non-use provisions not less favorable to Parent or the Company, as applicable, in any material respect, than those set forth in the Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement need not include a standstill provision).

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person; provided, however, that for purposes of this Agreement, Parent and the Parent Subsidiaries shall not be deemed to be Affiliates of the Company and the Company Subsidiaries and the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent and the Parent Subsidiaries. The word “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Book-Entry Shares” means the Class A Book-Entry Shares or the Class B Book-Entry Shares, as applicable.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City, New York.

“Certificates” means the Class A Certificate or the Class B Certificates, as applicable.

“Class A Exchange Ratio” means 0.172.

“Class B Exchange Ratio” means 0.172.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement or similar labor contract.

“Company Acquisition Proposal” shall mean any bona fide inquiry, indication of interest, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of the Company and the Company Subsidiaries, on a consolidated basis or assets of the Company and the Company Subsidiaries representing twenty percent (20%) or more of the actual consolidated revenues, the actual adjusted operating income (or loss) or the actual net income (or loss) (including, in each case, securities of the Company Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of any class of equity or voting securities of the Company, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of any class of equity or voting securities of the Company. For the avoidance of doubt, the actual adjusted operating income (or loss) and the actual net income (or loss) of the Company and of such assets shall be the absolute amount thereof, without regard to whether the amount is positive or negative, and shall be computed on the basis of a full fiscal year.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Class A Common Stock” means the Class A common stock, par value $0.01 per share, in the Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.01 per share, in the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Disclosure Schedule” means the Company Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Company to Parent in connection with this Agreement.

“Company Employee” means any current or former employee of the Company or the Company Subsidiaries, other than any employee that ceased to be an employee of the Company or the Company Subsidiaries on or before September 30, 2015.

“Company Equity Award” means, collectively, the Company Stock Options and the Company RSU Awards.

“Company Intervening Event” means any event, change, circumstance, development or state of facts that is material to the Company and the Company Subsidiaries, taken as a whole, that first becomes known to or by the members of the Company Board or the Company Special Committee after the date of this Agreement and prior to obtaining the Company Stockholder Approval and was not known or reasonably foreseeable to the Company Board or the Company Special Committee as of the date of this Agreement (or, if known or reasonably foreseeable as of the date of this Agreement, the consequences or magnitude of which were not known or reasonably foreseeable to the Company Board or the Company Special Committee as of the date of this Agreement); provided, however, that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event: (a) any changes in the market price or trading volume of Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account when determining a Company Intervening Event); (b) the receipt, existence of or terms of a Company Acquisition Proposal or any inquiry relating thereto or the consequences thereof; (c) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction; (d) changes or conditions generally affecting the industries, businesses or segments thereof, in which the Company and the Company Subsidiaries operate; (e) the fact that, in and of itself, the Company or any of the Company Subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, a Company Intervening Event to the extent not otherwise excluded hereunder); or (f) any event, change, circumstance, development or state of facts to the extent relating to Parent or any of the Parent Subsidiaries.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, or has a material adverse effect on, the ability of the Company to consummate the Transactions or (b) has a material adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries (without giving effect to the Merger), taken as a whole; provided, however, that none of the following, nor any fact, circumstance, effect, change, event or development to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur under the foregoing clause (b) only: (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (ii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including (x) the impact thereof on the relationships, contractual or otherwise, of the Company or any Company Subsidiary, as applicable, with employees, labor unions, customers, suppliers or partners and (y) any stockholder litigation with respect thereto, (iv) any change, in and of itself, in the market price or trading volume of the securities of the Company or in the credit ratings of the Company (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (v) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (vii) any epidemic, pandemic (including COVID-19) or other outbreak of illness or public health event, any COVID-19 Measures, (viii) any hurricane, tornado, flood, fire, earthquake or other natural or manmade disaster, (ix) changes or conditions generally affecting the industries, businesses or segments thereof, in which the Company or any Company Subsidiary operate (x) any taking of any action (or omitting to take any action) at the request of the other party hereto or (xi) any breach of this Agreement or any taking of any action (or omitting to take any action) by Parent or any of its Subsidiaries; except, in the case of clauses (i), (v), (vi), (vii), (viii) and (ix), to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to others in the industries and regions in which the Company and the Company Subsidiaries operate in respect of the businesses conducted in such industries in such regions.

“Company Plan” means a Plan sponsored, maintained or contributed to by the Company or any of the Company Subsidiaries or with respect to which the Company or any of the Company Subsidiaries has or could reasonably be expected to have any liability, other than a Multiemployer Plan.

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, in the Company.

“Company RSU Award” means any award of restricted stock units corresponding to shares of Company Class A Common Stock, which award is subject to restrictions on vesting or settlement based on performance and/or continuing service.

“Company Stock Option” means a stock option to acquire Company Class A Common Stock.

“Company Stock Plans” means the Company’s 2010 Employee Stock Plan, as amended, and the Company’s 2010 Stock Plan for Non-Employee Directors, as amended.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from twenty percent (20%) to fifty percent (50%)) that the Company Special Committee has determined in its good faith judgment, after consultation with outside legal counsel and financial advisors, is more favorable to the Company’s stockholders from a financial point of view than the Transactions, taking into account all of the terms and conditions of such Company Acquisition Proposal (including the financing thereof) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Company Acquisition Proposal under the provisions of Section 5.3 or otherwise).

“Company Tax Counsel” means Sullivan & Cromwell LLP.

“Company Termination Fee” means $18,900,000.

“Consent” means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law or the expiration or termination of a waiting period under any Regulatory Law, in each case, required to permit the consummation of the Transactions.

“Contract” means any legally binding contract, agreement, instrument, license, sublicense, lease, sublease, commitment and sales and purchase order.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention and the World Health Organization in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“Disclosure Schedules” means the Company Disclosure Schedule and the Parent Disclosure Schedule.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, is or would be (at any relevant time) treated as a single employer under Section 414 of the Code; provided, however, that for purposes of this Agreement, Parent and the Parent Subsidiaries shall not be deemed to be ERISA Affiliates of the Company and the Company Subsidiaries and the Company and the Company Subsidiaries shall not be deemed to be ERISA Affiliates of Parent and the Parent Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means shares of Company Common Stock owned by (i) Parent, Merger Sub or any of the Parent Subsidiaries or (ii) the Company or any of the Company Subsidiaries as treasury stock, in each case, not held on behalf of third parties.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, judicial or arbitral body.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (d) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly-owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly-owned Parent Subsidiary, or any guarantee by the Company or any wholly-owned Company Subsidiary with respect to Indebtedness of the Company or any wholly-owned Company Subsidiary), (e) all capital lease obligations and all synthetic lease obligations, (f) all Indebtedness of any other Person secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (g) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (h) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination) or (i) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person (in each case, to the extent drawn).

“Information Technology” means any and all computer systems, hardware, networks, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment and elements, and all documentation (if any) associated with any of the foregoing, in each case, owned by, or licensed or leased to Parent or any Parent Subsidiary or the Company or any Company Subsidiary, as applicable.

“Intellectual Property” means all intellectual property and all corresponding rights throughout the world, including (a) all trademarks, service marks, trade dress, logos, trade names, corporate names, slogans, Internet domain names and all other indicia of origin, together with all applications, registrations and renewals and goodwill associated with any of the foregoing; (b) all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisions, extensions and reexaminations in connection therewith and counterparts thereof; (c) works of authorship (whether or not copyrightable), copyrights, including copyrights in software, and all applications, registrations and renewals associated therewith and all data, databases and database rights; (d) trade secrets, know-how and proprietary and other confidential information, including inventions (whether or not patentable or reduced to practice), improvements, technologies, processes, methods, protocols, specifications, plans, techniques, technical data, customer and supplier lists, pricing and cost information and business and marketing plans, reports and proposals; (e) software; and (f) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IP Agreements” means all Contracts involving the grant of any right with respect to Intellectual Property (including any covenant not to sue) (a) to Parent or any Parent Subsidiary or to the Company or any Company Subsidiary, as applicable, from any third party (excluding any “shrink-wrap” or “click-wrap” license or any license concerning generally commercially available software with a replacement value or annual license fee of less than, in the aggregate, $50,000) or (b) from Parent or any Parent Subsidiary or from the Company or any Company Subsidiary, as applicable, to any third party.

“Knowledge” means (a) with respect to Parent, the actual knowledge, assuming due inquiry, of any of the Persons set forth in Section 9.4 of the Parent Disclosure Schedule and (b) with respect to the Company, the actual knowledge, assuming due inquiry, of any of the Persons set forth in Section 9.4 of the Company Disclosure Schedule.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, requirement or rule of law (including common law) of any Governmental Authority.

“Lease” means any lease, sublease or license.

“Lien” means any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, adverse right, prior assignment, hypothecation, limitation or restriction.

“Merger Consideration” means the Class A Merger Consideration and the Class B Merger Consideration.

“Merger Tax Opinion” an opinion of counsel to the effect that, on the basis of applicable law and analysis, the statements, representations and undertakings in the Tax Representation Letters, and customary assumptions and limitations as set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Owned Intellectual Property” means any and all Intellectual Property owned by Parent or any Parent Subsidiary or the Company or any Company Subsidiary, as applicable.

“Parent Acquisition Proposal” shall mean any bona fide inquiry, indication of interest, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving Parent, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of Parent and the Parent Subsidiaries, on a consolidated basis or assets of Parent and the Parent Subsidiaries representing twenty percent (20%) or more of the actual consolidated revenues, the actual adjusted operating income (or loss) or the actual net income (or loss) (including, in each case, securities of the Parent Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of any class of equity or voting securities of Parent, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning shares with twenty percent (20%) or more of any class of equity or voting securities of Parent. For the avoidance of doubt, the actual adjusted operating income (or loss) and the actual net income or loss of Parent and of such assets shall be the absolute amount thereof, without regard to whether the amount is positive or negative, and shall be computed on the basis of a full fiscal year. Notwithstanding the foregoing, Parent Acquisition Proposal shall exclude an inquiry, proposal or offer relating to an acquisition of a single venue owned by Parent or one of its Subsidiaries (excluding the Arena at Madison Square Garden and Radio City Music Hall).

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Class A Common Stock” means the Class A common stock, par value $0.01 per share, in Parent.

“Parent Class B Common Stock” means the Class B common stock, par value $0.01 per share, in Parent.

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule attached hereto, dated as of the date hereof, delivered by Parent to the Company in connection with this Agreement.

“Parent Employee” means any current or former employee of Parent or the Parent Subsidiaries.

“Parent Equity Award” means, collectively, the Parent Stock Options and the Parent RSU Awards.

“Parent Intervening Event” means any event, change, circumstance, development or state of facts that is material to Parent and the Parent Subsidiaries, taken as a whole, that first becomes known to or by the members of the Parent Board or the Parent Special Committee after the date of this Agreement and prior to obtaining the Parent Stockholder Approval and was not known or reasonably foreseeable to the Parent Board or the Parent Special Committee as of the date of this Agreement (or, if known or reasonably foreseeable as of the date of this Agreement, the consequences or magnitude of which were not known or reasonably foreseeable to the Parent Board or the Parent Special Committee as of the date of this Agreement); provided, however, that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event: (a) any changes in the market price or trading volume of Parent Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account when determining a Parent Intervening Event); (b) the receipt, existence of or terms of a Parent Acquisition Proposal or any inquiry relating thereto or the consequences thereof; (c) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction; (d) changes or conditions generally affecting the industries, businesses or segments thereof, in which Parent and the Parent Subsidiaries operate; (e) the fact that, in and of itself, Parent or any of the Parent Subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, a Parent Intervening Event to the extent not otherwise excluded hereunder); or (f) any event, change, circumstance, development or state of facts to the extent relating to the Company or any of the Company Subsidiaries.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, or has a material adverse effect on, the ability of Parent to consummate the Transactions or (b) has a material adverse effect on the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following, nor any fact, circumstance, effect, change, event or development to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur under the foregoing clause (b) only: (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (ii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including (x) the impact thereof on the relationships, contractual or otherwise, of Parent or any Parent Subsidiary with employees, labor unions, customers, suppliers or partners and (y) any stockholder litigation with respect thereto,

(iv) any change, in and of itself, in the market price or trading volume of the securities of Parent or in the credit ratings of Parent (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (v) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (vii) any epidemic, pandemic (including COVID-19) or other outbreak of illness or public health event, any COVID-19 Measures, any hurricane, tornado, flood, fire, earthquake or other natural or manmade disaster, (viii) changes or conditions generally affecting the industries, businesses or segments thereof, in which Parent or any Parent Subsidiary operate, (ix) any taking of any action (or omitting to take any action) at the request of the other party hereto or (x) any breach of this Agreement or any taking of any action (or omitting to take any action) by the Company or any of its Subsidiaries; except, in the case of clauses (i), (v), (vi), (vii), (viii) and (ix), to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which Parent and the Parent Subsidiaries operate in respect of the businesses conducted in such industries in such regions.

“Parent Plan” means a Plan sponsored, maintained or contributed to by Parent or any of the Parent Subsidiaries or with respect to which Parent or any of the Parent Subsidiaries has or could reasonably be expected to have any liability, other than a Multiemployer Plan.

“Parent Preferred Stock” means the preferred stock, par value $0.01 per share, in Parent.

“Parent RSU Award” means an award of restricted stock units corresponding to shares of Parent Class A Common Stock, which award is subject to restrictions on vesting or settlement based on performance and/or continuing service.

“Parent Stock Option” means any option to purchase Parent Class A Common Stock.

“Parent Stock Plans” means Parent’s 2020 Employee Stock Plan and its 2020 Stock Plan for Non-Employee Directors.

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from twenty percent (20%) to fifty percent (50%)) that the Parent Special Committee has determined in its good faith judgment, after consultation with outside legal counsel and financial advisors, is more favorable to Parent’s stockholders from a financial point of view than the Transactions, taking into account all of the terms and conditions of such Parent Acquisition Proposal (including the financing thereof) and this Agreement (including any changes to the terms of this Agreement committed to by the Company to Parent in writing in response to such Parent Acquisition Proposal under the provisions of Section 5.4 or otherwise).

“Parent Tax Counsel” means Sullivan & Cromwell LLP.

“Parent Termination Fee” means $21,200,000.

“Permits” means any licenses, permits, approvals, variances, exemptions, consents, rights or authorizations issued or granted by a Governmental Authority.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due or (ii) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (c) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto included in the Filed Company SEC Documents or securing liabilities reflected on such balance sheet or (d) that is not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and any other employee benefit plan, bonus, compensation, equity-based arrangement, deferred compensation, medical or life insurance, severance, pension, retirement or retention plan, program, agreement, policy, or arrangement.

“Regulatory Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors; provided, however, that with respect to Parent and the Company and their respective Subsidiaries, “Representatives” shall not include any Affiliates that are not controlled by such Person or any directors, officers, employees, agents and advisors of Affiliates that are not controlled by such Person.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Significant Subsidiary” means, with respect to any Person, such Person’s “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act).

“Special Committees” means each of the Parent Special Committee and the Company Special Committee.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, association, limited liability company or other entity of which such first Person owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting stock or other ownership interests.

“Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other similar assessments or charges of any kind whatsoever, together with all interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto.

“Tax Return” means any Tax return, declaration, statement, report, schedule, forms, elections, information return, or any other document filed or required to be filed relating to Taxes, including any attachments thereto and any amendment thereof.

“Top Distributor” means each multichannel video programming distributor (MVPD) that generated more than $10 million in sales for the Company or any Company Subsidiaries during the twelve (12)-month period ending on June 30, 2020.

“U.S. Pension Plan” means (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any Multiemployer Plan), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, in each case subject to ERISA.

SECTION 9.5 Interpretation. When a reference is made in this Agreement to an Annex, an Exhibit, an Article or a Section, such reference shall be to an Annex, an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated and any reference to a statute shall be deemed to refer to any rules or regulations promulgated thereunder. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties hereto has participated in the drafting and negotiation of this Agreement and, if an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever this Agreement requires a Subsidiary of Parent

(including Merger Sub) to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action. A document, agreement or other information shall be deemed to be “made available” to a party, without limitation, if such party or any of its Subsidiaries is a party thereto or if such party or any of its Subsidiaries has access to such document, agreement or other information in the ordinary course of business or if a copy thereof has been provided to such party or its Subsidiaries or Representatives prior to the date hereof.

SECTION 9.6 Disclosure Schedules. Notwithstanding anything to the contrary contained in this Agreement, (a) the information and disclosures contained in any Section of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Parent Disclosure Schedule as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent on the face of such information and (b) the information and disclosures contained in any Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent on the face of such information. Certain items and matters are listed in the Disclosure Schedules for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in a Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or the covenants or agreements set forth in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of a Disclosure Schedule shall be construed as an admission or indication that such item or matter is material or required to be disclosed by this Agreement. Without limiting the foregoing, no disclosure of any item in a Disclosure Schedule, including any reference to or disclosure of a possible breach or violation of any contract, Law or Order, shall be construed as an admission, indication or acknowledgement of any liability or obligation with respect to any third party or that a breach or violation exists or has actually occurred.

SECTION 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.7 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are consummated to the extent possible.

SECTION 9.8 Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that, by Law, requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) after receipt of the Parent Stockholder Approval, there shall be made no amendment that, by Law, requires further approval by the stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 9.9 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.10 Special Committee Approval. No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by Parent or the Company under or with respect to this Agreement without first obtaining the approval of the applicable Special Committee.

SECTION 9.11 Counterparts. This Agreement may be executed (including by facsimile or electronic transmission) in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.12 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Schedule, the Company Disclosure Schedule, the Parent Voting and Support Agreement, the Company Voting and Support Agreement and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the Transactions and (b) is not intended to and does not confer upon any Person other than the parties any rights or remedies, except for (i) the right of a party hereto on behalf of its stockholders to seek equitable relief or to pursue damages suffered by such party and its stockholders (which damages the parties acknowledge and agree may include the benefit of the bargain lost by such party’s stockholders) in the event of wrongful termination of this Agreement, fraud or Intentional Breach by the other party hereto (or any of its Subsidiaries), which right is hereby expressly acknowledged and agreed by the parties hereto and (ii) the right of the D&O Indemnified Parties to enforce the provisions of Section 6.4.

SECTION 9.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly-owned Subsidiary of Parent so long as Parent continues to remain primarily liable for all of such rights and obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 9.14 Governing Law; Consent to Jurisdiction; Venue.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto agrees that any Action with respect to this Agreement, arising under or in connection with this Agreement or the rights and obligations hereunder shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery does not have jurisdiction over such Action, any federal or state court located in the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the above-named courts for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto, (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.3 and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

SECTION 9.15 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, except where this Agreement is terminated in accordance with Section 8.1, the parties hereto shall be entitled (on behalf of themselves and the third-party beneficiaries of the merger agreement) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.16 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE TRANSACTION AGREEMENTS OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.16.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

By:	/s/ Scott Packman
Name: Scott Packman
Title: Executive Vice President and General Counsel

BROADWAY SUB INC.

By:	/s/ Scott Packman
Name: Scott Packman
Title: Executive Vice President and General Counsel

MSG NETWORKS INC.

By:	/s/ Andrea Greenberg
Name: Andrea Greenberg
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

Index of Defined Terms

Term	Section
Acceptable Confidentiality Agreement	Section 9.4
Action	Section 9.4
Affiliate	Section 9.4
Agreement	Preamble
Anti-Takeover Statute	Section 3.4(b)(ii)
Bankruptcy and Equity Exception	Section 3.4(a)
Book-Entry Shares	Section 9.4
Business Day	Section 9.4
Certificates	Section 9.4
Certificate of Merger	Section 1.3
Class A Book-Entry Share	Section 2.1(b)(i)
Class A Certificate	Section 2.1(b)(i)
Class A Exchange Ratio	Section 9.4
Class A Merger Consideration	Section 2.1(b)(i)
Class B Book-Entry Share	Section 2.1(b)(ii)
Class B Certificate	Section 2.1(b)(ii)
Class B Merger Consideration	Section 2.1(b)(ii)
Class B Exchange Ratio	Section 9.4
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 9.4
Collective Bargaining Agreement	Section 9.4
Company	Preamble
Company Acquisition Proposal	Section 9.4
Company Adverse Recommendation Change	Section 5.3(d)
Company Board	Recitals
Company By-laws	Section 4.3(b)
Company Capital Stock	Section 9.4
Company Change in Law Opinion	Section 7.3(e)
Company Charter	Section 4.3(b)
Company Class A Common Stock	Section 9.4
Company Class B Common Stock	Section 9.4
Company Common Stock	Section 9.4
Company Disclosure Schedule	Section 9.4
Company Employee	Section 9.4
Company Equity Award	Section 9.4
Company Financial Advisors	Section 4.16
Company Intervening Event	Section 9.4
Company Material Adverse Effect	Section 9.4
Company Material Contract	Section 4.13(b)
Company Permits	Section 4.1
Company Plan	Section 9.4

Annex I-1

Term	Section
Company Preferred Stock	Section 9.4
Company Recommendation	Section 4.4(a)
Company RSU Award	Section 9.4
Company SEC Documents	Section 4.6(a)
Company Special Committee	Recitals
Company Stock Option	Section 9.4
Company Stock Plans	Section 9.4
Company Stockholder Approval	Section 4.4(a)
Company Stockholders Meeting	Section 4.4(a)
Company Subsidiaries	Section 4.1
Company Superior Proposal	Section 9.4
Company Tax Counsel	Section 9.4
Company Tax Representation Letter	Section 6.6(b)
Company Termination Fee	Section 9.4
Company Voting and Support Agreement	Recitals
Company Voting Debt	Section 4.3(b)
Confidentiality Agreement	Section 6.2(iv)
Consent	Section 9.4
Continuing Employee	Section 6.5(a)
Contract	Section 9.4
COVID-19	Section 9.4
COVID-19 Measures	Section 9.4
Disclosure Schedules	Section 9.4
DGCL	Section 1.1
D&O Indemnified Party	Section 6.4(a)
Effective Time	Section 1.3
ERISA	Section 9.4
Exchange Act	Section 9.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Excluded Shares	Section 9.4
Filed Company SEC Documents	Article IV
Filed Parent SEC Documents	Article III
Form S-4	Section 3.5(b)
GAAP	Section 9.4
Governmental Authority	Section 9.4
HSR Act	Section 9.4
Indebtedness	Section 9.4
Information Technology	Section 9.4
Intellectual Property	Section 9.4
Intentional Breach	Section 9.4
IP Agreements	Section 9.4
Joint Proxy Statement	Section 6.1(a)
Knowledge	Section 9.4
Law	Section 9.4

Annex I-2

Term	Section
Lease	Section 9.4
Letter of Transmittal	Section 2.2(b)
Lien	Section 9.4
LionTree	Section 4.16
Maximum Amount	Section 6.4(b)
Merger	Recitals
Merger Consideration	Section 9.4
Merger Sub	Preamble
Merger Sub Board	Section 3.4(a)
Merger Sub Common Stock	Section 2.1(a)
Merger Tax Opinion	Section 9.4
Moelis	Section 3.16
Morgan Stanley	Section 4.16
Multiemployer Plan	Section 9.4
NYSE	Section 2.2(f)
Order	Section 9.4
Outside Date	Section 8.1(b)(i)
Owned Intellectual Property	Section 9.4
Parent	Preamble
Parent Acquisition Proposal	Section 9.4
Parent Adverse Recommendation Change	Section 5.4(d)
Parent Board	Recitals
Parent By-laws	Section 3.3(b)
Parent Capital Stock	Section 9.4
Parent Change in Law Opinion	Section 7.2(e)(i)
Parent Charter	Section 3.3(b)
Parent Class A Common Stock	Section 9.4
Parent Class B Common Stock	Section 9.4
Parent Common Stock	Section 9.4
Parent Disclosure Schedule	Section 9.4
Parent Employee	Section 9.4
Parent Equity Award	Section 9.4
Parent Financial Advisors	Section 3.16
Parent Intervening Event	Section 9.4
Parent Material Adverse Effect	Section 9.4
Parent Material Contract	Section 3.13(b)
Parent Permits	Section 3.1
Parent Plan	Section 9.4
Parent Preferred Stock	Section 9.4
Parent Recommendation	Section 3.4(a)
Parent RSU Award	Section 9.4
Parent SEC Documents	Section 3.6(a)
Parent Special Committee	Recitals
Parent Stock Option	Section 9.4
Parent Stock Plans	Section 9.4

Annex I-3

Term	Section
Parent Stockholder Approval	Section 3.4(a)
Parent Stockholders Meeting	Section 3.4(a)
Parent Subsidiaries	Section 3.1
Parent Superior Proposal	Section 9.4
Parent Tax Counsel	Section 9.4
Parent Tax Representation Letter	Section 6.6(b)
Parent Termination Fee	Section 9.4
Parent Voting and Support Agreement	Recitals
Parent Voting Debt	Section 3.3(b)
Permits	Section 9.4
Permitted Liens	Section 9.4
Person	Section 9.4
Plan	Section 9.4
Principal Stockholders	Recitals
Raine	Section 3.16
Regulatory Actions	Section 6.3(c)(v)
Regulatory Laws	Section 9.4
Representative	Section 9.4
SEC	Section 9.4
Securities Act	Section 9.4
Share Issuance	Section 3.4(a)
Significant Subsidiary	Section 9.4
SOX	Section 3.6(b)
Special Committees	Section 9.4
Subsidiary	Section 9.4
Surviving Company	Section 1.1
Taxes	Section 9.4
Tax Representation Letters	Section 6.6(b)
Tax Return	Section 9.4
Top Distributor	Section 9.4
Transaction Agreements	Recitals
Transactions	Section 3.4(a)
U.S. Pension Plan	Section 9.4

Annex I-4

Exhibit 10.1

EXECUTION VERSION

PARENT VOTING AND SUPPORT AGREEMENT

This PARENT VOTING AND SUPPORT AGREEMENT, dated as of March 25, 2021 (this “Agreement”), by and among the stockholders listed on the signature page(s) hereto (together with any subsequent stockholders or transferees who become “Stockholders” pursuant to Section 3 below, collectively, the “Stockholders” and each individually, a “Stockholder”), and Madison Square Garden Entertainment Corp., a Delaware corporation (“Parent”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of, the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of capital stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, Parent, Broadway Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and MSG Networks Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (as amended from time to time with, in the case of any material amendment, the prior written consent of the Stockholders, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as a condition and inducement to the willingness of Parent to enter into the Merger Agreement, Parent has required that each Stockholder agrees, and each Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

1. Voting of Shares. Each Stockholder hereby agrees that during the period commencing on the date of this Agreement and continuing until the Expiration Date, at the Company Stockholders Meeting and at any other meeting of the stockholders of the Company, howsoever called, including any adjournment or postponement thereof, such Stockholder shall, in each case to the fullest extent that the Subject Shares are entitled to vote thereon:

(a) appear (in person or by proxy) at each such meeting or otherwise cause all of the Subject Shares that such Stockholder is entitled to vote to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, all of the Subject Shares that such Stockholder is entitled to vote: (i) in favor of the Merger and the authorization and approval of the Merger Agreement and the transactions contemplated thereby; (ii) without limitation of the preceding clause (i), in favor of any proposal to adjourn or postpone any meeting of the holders of Company Common Stock at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Company Common Stock to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of a material covenant, representation or warranty or any other material obligation or agreement of the Company contained in the Merger Agreement, or of such Stockholder contained in this Agreement; and (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger or the satisfaction of the conditions under the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

2. No Inconsistent Agreements. Each Stockholder hereby represents, covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered into any voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares other than the Third Amended and Restated Class B Stockholders’ Agreement, dated as of October 1, 2015, by and among each of the holders of Company Class B Common Stock (the “Company Stockholders’ Agreement”) and shall not enter into any other voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares, (b) has not, other than pursuant to the Company Stockholders’ Agreement, granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Subject Shares, (c) has not given, and shall not give, any voting instructions or authorities in any manner inconsistent with Section 1, with respect to any of the Subject Shares and (d) has not taken and shall not knowingly or intentionally take any action that would reasonably be expected to constitute a breach hereof or make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing such Stockholder from performing any of its obligations under this Agreement.

3. Transfer of Shares. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, in the event that such Stockholder Transfers any Subject Shares, the Stockholder shall require, as a condition precedent to such Transfer, the transferee to agree in writing to be bound by each of the terms of this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to Parent. Upon the execution and delivery of a joinder agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. Any Transfer or attempted Transfer of any Subject Shares in violation of this Agreement shall be null and void ab initio. If any involuntary Transfer of any of such Subject Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, “Transfer” means any

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direct or indirect transfer, sale, assignment, pledge, hypothecation, grant of a security interest in, gift, distribution or other disposal of all or any portion of the Subject Shares, by operation of law or otherwise. Each Stockholder agrees that, from the date hereof until the termination of this Agreement, such Stockholder shall not take any action to convert any shares of Company Class B Common Stock owned of record and beneficially by such Stockholder into shares of Company Class A Common Stock, pursuant to Article Fourth, Section A.IV. of the Company Charter or otherwise.

4. Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as Parent or the Company may reasonably request for the purpose of carrying out the intent of this Agreement. Without limiting the foregoing, each Stockholder hereby severally as to itself only, but not jointly with any other Stockholder, authorizes Parent and the Company to publish and disclose in any public filing made in connection with the Merger Agreement and the transactions contemplated thereby and in any other announcement or disclosure required by applicable Law, such Stockholder’s identity and ownership of the Subject Shares and the nature of such Stockholder’s obligations under this Agreement.

5. Representations and Warranties of Each Stockholder. Each Stockholder on its own behalf hereby represents and warrants to Parent, severally and not jointly, with respect to such Stockholder as follows:

(a) Organization. Such Stockholder, if it is a trust, has been duly created and is validly existing as a common law trust, and each of its trustees has been duly appointed and is validly acting as a trustee of such trust, under the laws of the jurisdiction of its administration. Such Stockholder, if it is an entity, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b) Authority. Such Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception. If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby.

(c) No Conflicts. Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder or the consummation by it of the transactions contemplated hereby, will violate, conflict with or result in a breach of, constitute a default (with or without notice or lapse of time or both), or require any consent or action by any Person, under any provision of, any stockholders agreement, voting agreement, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation, or any provision of the certificate of incorporation, bylaws or other comparable governing documents, applicable to such Stockholder or to such Stockholder’s property or assets, in each case, other than consents or authorizations required under Company Stockholders’ Agreement that have been duly obtained prior to the execution and delivery of this Agreement.

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(d) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, order, waiver, authorization or permit of or any filing with or notification to, any Governmental Authority or other Person.

(e) Ownership. Such Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of, and has good and marketable title to, the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, Liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than those created by this Agreement or restrictions on transfer of general applicability arising under applicable Securities Laws. Such Stockholder does not own, of record or beneficially, any shares of Class B Common Stock of the Company other than the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (except that such Stockholder may be deemed to beneficially own Subject Shares owned by other Stockholders). None of such Stockholders’ Subject Shares are, and at no time during the term of this Agreement will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such shares of Company Common Stock (other than the Company Stockholders’ Agreement).

(f) Reliance by Parent and the Company. Such Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Stockholder contained herein. Such Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing. Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

6. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer, or any other similar function or capacity, of Parent, the Company or any other Person shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of Parent, the Company or any other Person. The taking of any actions (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of Parent, the Company or any other Person shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

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7. Trust Stockholders. In this Agreement, references to a trust Stockholder shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of Parent, including for purposes of such Stockholder’s representations and warranties.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of the Stockholders, the Company and Parent to terminate this Agreement; provided that any such written agreement shall have been duly authorized by the Parent Special Committee and the Company Special Committee; provided, further, that no such termination shall relieve any party from liability for any breach or violation occurring prior to such termination.

9. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) Parent and the Company relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause Parent irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, each Stockholder agrees that Parent shall be entitled to specific performance, an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements, and each Stockholder further agrees that it will not oppose the granting of such relief on the basis that Parent or the Company would have an adequate remedy at law.

10. Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any Action with respect to this Agreement, arising under or in connection with this Agreement or the rights and obligations hereunder shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery does not have jurisdiction over such Action, any federal or state court located in the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the above-named courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 14, and (iii) irrevocably waives, and agrees not to assert by way of

5

motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the subject matter hereof may not be enforced in or by any of the above-named courts.

11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.

12. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by Parent (after such amendment or modification has been duly authorized by the Parent Special Committee) and each of the Stockholders. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought (and, the case of Parent, after such waiver, discharge or termination has been authorized by the Parent Special Committee).

13. Assignment; Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof; provided, however, that the Company is an intended third party beneficiary of this Agreement and shall be entitled to enforce this Agreement against the Stockholders in accordance with its terms and each of Parent and the Company have the right on behalf of their respective stockholders to seek equitable relief or to pursue damages suffered by Parent and its stockholders or the Company and its stockholders, as applicable (which damages the parties hereto acknowledge and agree may include the benefit of the bargain lost by Parent’s or the Company’s stockholders, as applicable) in the event of wrongful termination of this Agreement, fraud or intentional breach by the parties hereto, which right is hereby expressly acknowledged and agreed by the parties hereto.

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14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally by hand or by overnight courier or other delivery method or when sent by electronic mail transmission (provided that, in the case of electronic mail transmission, either receipt of such electronic mail is acknowledged by the applicable recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service), in each case, to the following physical and electronic mail addresses (or to such other physical and electronic mail address as a party may have specified by notice pursuant to this provision):

(a)	If to Parent, by email to:

Madison Square Garden Entertainment Corp

Two Pennsylvania Plaza

New York, New York 10121

Attn:         Scott Packman

                 (212) 631-5357

E-mail:      legalnotices@msg.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:         David E. Shapiro

                  Gordon S. Moodie

E-Mail:     DEShapiro@wlrk.com

                  GSMoodie@wlrk.com

(b)	If to the Stockholders, by email to:

c/o Dolan Family Office

340 Crossways Park Drive

Woodbury, NY 11797

Attn:         Dennis Javer

E-mail:     DJaver@dfollc.com

With a copy (which shall not constitute notice) to:

Debevoise & Plimpton

919 Third Avenue

New York, New York 10022

Attn:          Michael A. Diz

E-mail:     madiz@debevoise.com

15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

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16. Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect thereto.

17. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18. Counterparts. This Agreement may be executed in two or more counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

19. Waiver of Appraisal. Each Stockholder hereby irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Stockholder may have with respect to the Subject Shares.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Madison Square Garden Entertainment Corp.

By:	/s/ Mark H. FitzPatrick
Name: Mark H. FitzPatrick
Title: Executive Vice President & CFO

[Signature Page to Parent Voting and Support Agreement]

JAMES L. DOLAN

/s/ JAMES L. DOLAN

THOMAS C. DOLAN

/s/ THOMAS C. DOLAN

MARIANNE E. DOLAN WEBER

/s/ MARIANNE E. DOLAN WEBER

DEBORAH A. DOLAN-SWEENEY

/s/ DEBORAH A. DOLAN-SWEENEY

[Signature Page to Parent Voting and Support Agreement]

KATHLEEN M. DOLAN

/s/ KATHLEEN M. DOLAN
Individually, and as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Thomas C. Dolan and James L. Dolan, and as Trustee of the Tara Dolan 1989 Trust, and as Trustee of the Ryan Dolan 1989 Trust

PAUL J. DOLAN

/s/ PAUL J. DOLAN
As a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

MARY S. DOLAN

/s/ MARY S. DOLAN
As a Trustee of the Charles F. Dolan Children Trust FBO Deborah A. Dolan-Sweeney, and as a Trustee of the Charles F. Dolan 2009 Family Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Thomas C. Dolan and James L. Dolan

[Signature Page to Parent Voting and Support Agreement]

MATTHEW J. DOLAN

/s/ MATTHEW J. DOLAN
As a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and Charles F. Dolan Children Trust FBO Thomas C. Dolan

CORBY DOLAN LEINAUER

/s/ CORBY DOLAN LEINAUER
As a Trustee of the Charles F. Dolan 2009 Family Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Thomas C. Dolan and James L. Dolan

BRIAN G. SWEENEY

/s/ BRIAN G. SWEENEY
As a Trustee of the Charles F. Dolan 2009 Revocable Trust, and as Trustee of the Helen A. Dolan 2009 Revocable Trust

[Signature Page to Parent Voting and Support Agreement]

CHARLES F. DOLAN

/s/ CHARLES F. DOLAN
As a Trustee of the Charles F. Dolan 2009 Revocable Trust, and as Trustee of the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M

HELEN A. DOLAN

/s/ HELEN A. DOLAN
As Trustee of the Helen A. Dolan 2009 Revocable Trust, and as Trustee of the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M

[Signature Page to Parent Voting and Support Agreement]

Schedule A

MSG Networks Inc.

Stockholder	Shares of Company Common Stock
	Class A Common Shares	Class B Common Shares
Charles F. Dolan 2009 Revocable Trust	82,228	676,156
Kathleen M. Dolan	4,705	0
Deborah A. Dolan-Sweeney	20,618	0
Marianne Dolan Weber	9,191	0
Thomas C. Dolan	40,767	0
James L. Dolan	343,583	1,224,362
CFD Children Trust f/b/o Kathleen M. Dolan	47,864	918,981
CFD Children Trust f/b/o Deborah A. Dolan-Sweeney	47,864	918,981
CFD Children Trust f/b/o Marianne Dolan Weber	47,864	890,802
CFD Children Trust f/b/o Thomas C. Dolan	39,886	926,958
CFD Children Trust f/b/o James L. Dolan	87,750	1,812,973
CFD 2009 Family Trust f/b/o Kathleen M. Dolan	13,295	1,216,206
CFD 2009 Family Trust f/b/o Deborah A. Dolan-Sweeney	13,295	1,111,206
CFD 2009 Family Trust f/b/o Marianne Dolan Weber	13,295	1,279,206
CFD 2009 Family Trust f/b/o Thomas C. Dolan	13,295	1,291,206
CFD 2009 Family Trust f/b/o James L. Dolan	13,295	1,291,206
Tara Dolan 1989 Trust	0	15,156
Ryan Dolan 1989 Trust	0	15,156

Exhibit 10.2

EXECUTION VERSION

COMPANY VOTING AND SUPPORT AGREEMENT

This COMPANY VOTING AND SUPPORT AGREEMENT, dated as of March 25, 2021 (this “Agreement”), by and among the stockholders listed on the signature page(s) hereto (together with any subsequent stockholders or transferees who become “Stockholders” pursuant to Section 3 below, collectively, the “Stockholders” and each individually, a “Stockholder”), and MSG Networks Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of, the number of shares of Parent Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of capital stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, Madison Square Garden Entertainment Corp., a Delaware corporation (“Parent”), Broadway Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (as amended from time to time with, in the case of any material amendment, the prior written consent of the Stockholders, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that each Stockholder agrees, and each Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

1. Voting of Shares. Each Stockholder hereby agrees that during the period commencing on the date of this Agreement and continuing until the Expiration Date, at the Parent Stockholders Meeting and at any other meeting of the stockholders of Parent, howsoever called, including any adjournment or postponement thereof, such Stockholder shall, in each case to the fullest extent that the Subject Shares are entitled to vote thereon:

(a) appear (in person or by proxy) at each such meeting or otherwise cause all of the Subject Shares that such Stockholder is entitled to vote to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, all of the Subject Shares that such Stockholder is entitled to vote: (i) in favor of the Share Issuance for purposes of delivering the Parent Stockholder Approval; (ii) without limitation of the preceding clause (i), in favor of any proposal to adjourn or postpone any meeting of the holders of Parent Common Stock at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Parent Common Stock to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of a material covenant, representation or warranty or any other material obligation or agreement of Parent contained in the Merger Agreement, or of such Stockholder contained in this Agreement; and (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the Share Issuance, the timely consummation of the Merger or the satisfaction of the conditions under the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

2. No Inconsistent Agreements. Each Stockholder hereby represents, covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered into any voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares other than the Class B Stockholders’ Agreement, dated as of April 3, 2020, by and among each of the holders of Parent Class B Common Stock (the “Parent Stockholders’ Agreement) and shall not enter into any other voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares, (b) has not, other than pursuant to the Parent Stockholders’ Agreement, granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Subject Shares, (c) has not given, and shall not give, any voting instructions or authorities in any manner inconsistent with Section 1, with respect to any of the Subject Shares and (d) has not taken and shall not knowingly or intentionally take any action that would reasonably be expected to constitute a breach hereof or make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing such Stockholder from performing any of its obligations under this Agreement.

3. Transfer of Shares. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, in the event that such Stockholder Transfers any Subject Shares, the Stockholder shall require, as a condition precedent to such Transfer, the transferee to agree in writing to be bound by each of the terms of this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to the Company. Upon the execution and delivery of a joinder agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. Any Transfer or attempted Transfer of any Subject Shares in violation of this Agreement shall be null and void ab initio. If any involuntary Transfer of any of such Subject Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, “Transfer” means any direct or indirect transfer, sale, assignment, pledge, hypothecation, grant of a security

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interest in, gift, distribution or other disposal of all or any portion of the Subject Shares, by operation of law or otherwise. Each Stockholder agrees that, from the date hereof until the termination of this Agreement, such Stockholder shall not take any action to convert any shares of Parent Class B Common Stock owned of record and beneficially by such Stockholder into shares of Parent Class A Common Stock, pursuant to Article Fourth, Section A.IV. of the Parent Charter or otherwise.

4. Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as Parent or the Company may reasonably request for the purpose of carrying out the intent of this Agreement. Without limiting the foregoing, each Stockholder hereby severally as to itself only, but not jointly with any other Stockholder, authorizes Parent and the Company to publish and disclose in any public filing made in connection with the Merger Agreement and the transactions contemplated thereby and in any other announcement or disclosure required by applicable Law, such Stockholder’s identity and ownership of the Subject Shares and the nature of such Stockholder’s obligations under this Agreement.

5. Representations and Warranties of Each Stockholder. Each Stockholder on its own behalf hereby represents and warrants to the Company, severally and not jointly, with respect to such Stockholder as follows:

(a) Organization. Such Stockholder, if it is a trust, has been duly created and is validly existing as a common law trust, and each of its trustees has been duly appointed and is validly acting as a trustee of such trust, under the laws of the jurisdiction of its administration. Such Stockholder, if it is an entity, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b) Authority. Such Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception. If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby.

(c) No Conflicts. Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder or the consummation by it of the transactions contemplated hereby, will violate, conflict with or result in a breach of, constitute a default (with or without notice or lapse of time or both), or require any consent or action by any Person, under any provision of, any stockholders agreement, voting agreement, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation, or any provision of the certificate of incorporation, bylaws or other comparable governing documents, applicable to such Stockholder or to such Stockholder’s property or assets, in each case, other than consents or authorizations required under the Parent Stockholders’ Agreement that have been duly obtained prior to the execution and delivery of this Agreement.

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(d) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, order, waiver, authorization or permit of or any filing with or notification to, any Governmental Authority or other Person.

(e) Ownership. Such Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of, and has good and marketable title to, the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, Liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than those created by this Agreement or restrictions on transfer of general applicability arising under applicable Securities Laws. Such Stockholder does not own, of record or beneficially, any shares of Parent Class B Common Stock other than the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (except that such Stockholder may be deemed to beneficially own Subject Shares owned by other Stockholders). None of such Stockholders’ Subject Shares are, and at no time during the term of this Agreement will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such shares of Parent Common Stock (other than the Parent Stockholders’ Agreement).

(f) Reliance by Parent and the Company. Such Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Stockholder contained herein. Such Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing. Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Share Issuance and the other transactions contemplated thereby.

6. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer, or any other similar function or capacity, of Parent, the Company or any other Person shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of Parent, the Company or any other Person. The taking of any actions (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of Parent, the Company or any other Person shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

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7. Trust Stockholders. In this Agreement, references to a trust Stockholder shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of the Company, including for purposes of such Stockholder’s representations and warranties.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of the Stockholders, the Company and Parent to terminate this Agreement; provided that any such written agreement shall have been duly authorized by the Parent Special Committee and the Company Special Committee; provided, further, that no such termination shall relieve any party from liability for any breach or violation occurring prior to such termination.

9. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) Parent and the Company relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause Parent irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, each Stockholder agrees that Parent shall be entitled to specific performance, an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements, and each Stockholder further agrees that it will not oppose the granting of such relief on the basis that Parent or the Company will have an adequate remedy at law.

10. Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any Action with respect to this Agreement, arising under or in connection with this Agreement or the rights and obligations hereunder shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery does not have jurisdiction over such Action, any federal or state court located in the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the above-named courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 14, and (iii) irrevocably waives, and agrees not to assert by way of

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motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the subject matter hereof may not be enforced in or by any of the above-named courts.

11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.

12. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by Parent (after such amendment or modification has been duly authorized by the Parent Special Committee) and each of the Stockholders. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought (and, the case of Parent, after such waiver, discharge or termination has been authorized by the Parent Special Committee).

13. Assignment; Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof; provided, however, that Parent is an intended third party beneficiary of this Agreement and shall be entitled to enforce this Agreement against the Stockholders in accordance with its terms and each of Parent and the Company have the right on behalf of their respective stockholders to seek equitable relief or to pursue damages suffered by Parent and its stockholders or the Company and its stockholders, as applicable (which damages the parties hereto acknowledge and agree may include the benefit of the bargain lost by Parent’s or the Company’s stockholders, as applicable) in the event of wrongful termination of this Agreement, fraud or intentional breach by the parties hereto, which right is hereby expressly acknowledged and agreed by the parties hereto.

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14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally by hand or by overnight courier or other delivery method or when sent by electronic mail transmission (provided that, in the case of electronic mail transmission, either receipt of such electronic mail is acknowledged by the applicable recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service), in each case, to the following physical and electronic mail addresses (or to such other physical and electronic mail address as a party may have specified by notice pursuant to this provision):

(a) If to the Company, by email to:

MSG Networks Inc.

Eleven Penn Plaza, 3rd Floor

New York, NY 10001

Attn:    Bret Richter

Executive Vice President, Chief Financial Officer and

Treasurer

E-mail: bret.richter@msgnetworks.com

With copies (which shall not constitute notice) to:

MSG Networks Inc.

Eleven Penn Plaza, 3rd Floor

New York, NY 10001

Attn:    Adam Levine

Executive Vice President Business Affairs & Distribution

E-mail: adam.levine@msgnetworks.com

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn:    George R. Bason, Jr.

Marc O. Williams

E-mail: george.bason@davispolk.com

marc.williams@ davispolk.com

(b) If to the Stockholders, by email to:

c/o Dolan Family Office

340 Crossways Park Drive

Woodbury, NY 11797

Attn:    Dennis Javer

E-mail: DJaver@dfollc.com

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With a copy (which shall not constitute notice) to:

Debevoise & Plimpton

919 Third Avenue

New York, New York 10022

Attn:      Michael A. Diz

E-mail: madiz@debevoise.com

15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

16. Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect thereto.

17. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18. Counterparts. This Agreement may be executed in two or more counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

19. Waiver of Appraisal. Each Stockholder hereby irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Stockholder may have with respect to the Subject Shares.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MSG NETWORKS INC.

By:	/s/ Andrea Greenberg
Name: Andrea Greenberg
Title: President and Chief Executive Officer

[Signature Page to Company Voting and Support Agreement – MSG Networks Inc.]

JAMES L. DOLAN

/s/ JAMES L. DOLAN

THOMAS C. DOLAN

/s/ THOMAS C. DOLAN

MARIANNE E. DOLAN WEBER

/s/ MARIANNE E. DOLAN WEBER

DEBORAH A. DOLAN-SWEENEY

/s/ DEBORAH A. DOLAN-SWEENEY

[Signature Page to Company Voting and Support Agreement – MSG Networks Inc.]

KATHLEEN M. DOLAN

/s/ KATHLEEN M. DOLAN
Individually, and as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Thomas C. Dolan and James L. Dolan, and as Trustee of the Tara Dolan 1989 Trust, and as Trustee of the Ryan Dolan 1989 Trust

PAUL J. DOLAN

/s/ PAUL J. DOLAN
As a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

MARY S. DOLAN

/s/ MARY S. DOLAN
As a Trustee of the Charles F. Dolan Children Trust FBO Deborah A. Dolan-Sweeney, and as a Trustee of the Charles F. Dolan 2009 Family Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Thomas C. Dolan and James L. Dolan

[Signature Page to Company Voting and Support Agreement – MSG Networks Inc.]

MATTHEW J. DOLAN

/s/ MATTHEW J. DOLAN
As a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and Charles F. Dolan Children Trust FBO Thomas C. Dolan

CORBY DOLAN LEINAUER

/s/ CORBY DOLAN LEINAUER
As a Trustee of the Charles F. Dolan 2009 Family Trusts FBO Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Thomas C. Dolan and James L. Dolan

BRIAN G. SWEENEY

/s/ BRIAN G. SWEENEY
As a Trustee of the Charles F. Dolan 2009 Revocable Trust

[Signature Page to Company Voting and Support Agreement – MSG Networks Inc.]

CHARLES F. DOLAN

/s/ CHARLES F. DOLAN
As a Trustee of the Charles F. Dolan 2009 Revocable Trust

Schedule A

Madison Square Garden Entertainment

Stockholder	Shares of Company Common Stock
	Class A Common Shares	Class B Common Shares
Charles F. Dolan	2,591	0
Charles F. Dolan 2009 Revocable Trust	33,572	98,222
Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M	0	14,471
Helen A. Dolan 2009 Revocable Trust	0	98,221
Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M	0	14,471
Kathleen M. Dolan	1,568	0
Deborah A. Dolan-Sweeney	6,872	0
Marianne Dolan Weber	10,025	0
Thomas C. Dolan	22,343	0
James L. Dolan	187,481	14,045
CFD Children Trust f/b/o Kathleen M. Dolan	15,954	306,327
CFD Children Trust f/b/o Deborah A. Dolan-Sweeney	15,954	306,327
CFD Children Trust f/b/o Marianne Dolan Weber	15,954	296,934
CFD Children Trust f/b/o Thomas C. Dolan	13,295	308,986
CFD Children Trust f/b/o James L. Dolan	29,249	604,324
CFD 2009 Family Trust f/b/o Kathleen M. Dolan	4,431	405,402
CFD 2009 Family Trust f/b/o Deborah A. Dolan-Sweeney	4,431	370,402
CFD 2009 Family Trust f/b/o Marianne Dolan Weber	4,431	426,402
CFD 2009 Family Trust f/b/o Thomas C. Dolan	4,431	430,402
CFD 2009 Family Trust f/b/o James L. Dolan	4,431	824,477
Tara Dolan 1989 Trust	0	5,052
Ryan Dolan 1989 Trust	0	5,052